Filed pursuant to Rule 253(g)(2)

File No. 024-10973

OFFERING CIRCULAR DATED SEPTEMBER 20, 2019

MONOGRAM ORTHOPAEDICS, INC.

53 Bridge Street, Unit 507, Brooklyn, New York, 11251

(718) 576-3205

www.monogramorthopedics.com

UP TO 5,000,000 SHARES OF SERIES A PREFERRED STOCK

UP TO 5,000,000 SHARES OF COMMON STOCK INTO WHICH THE SERIES A PREFERRED STOCK MAY CONVERT

PRICE: $4.00 PER SHARE

Holders of our Series A Preferred Stock have limited voting rights compared to holders of our Common Stock. For instance, holders of our Common Stock will have the right to elect two directors as a single class, while holders of our Series A Preferred Stock will only vote for a single director together with the holders of our Common Stock. See “Securities Being Offered” at Page 31 for more information on the rights of our Series A Preferred Stock.

	Price to Public	Underwriting discount and commissions*	Proceeds to issuer**
Per share	$4.00	$0.35	$3.65
Total Minimum	$2,750,000	$275,000	$2,475,000
Total Maximum	$20,000,000	$1,750,000	$18,250,00

*The Series A Preferred Stock is convertible into Common Stock either at the discretion of the investor or automatically upon the occurrence of certain events, like effectiveness of registration of the Common Stock in an initial public offering. The total number of shares of the Common Stock into which the Series A Preferred Stock may be converted will be determined by dividing the original issue price per share by the conversion price per share. See “Securities Being Offered” at page 31 for additional details.

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** The company has engaged SI Securities, LLC to serve as its sole and exclusive placement agent to assist in the placement of its securities. The company will pay SI Securities, LLC in accordance with the terms of the Issuer Agreement between the company and SI Securities, LLC, a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. If the placement agent identifies all the investors and the maximum amount of shares is sold, the maximum amount the company would pay SI Securities, LLC is $1,750,000. This does not include transaction fees paid directly to SI Securities, LLC by investors. See “Plan of Distribution and Selling Securityholders” for details of compensation and transaction fees to be paid to the placement agent on page 15.

The company expects that the amount of expenses of the offering that it will pay will be approximately $75,000, not including commissions or state filing fees.

The company is selling shares of Series A Preferred Stock.

The company has engaged The Bryn Mawr Trust Company of Delaware as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors, and assuming we sell a minimum of $2,750,000 in shares, may hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors.  The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) one year from the date upon which the Securities and Exchange Commission qualifies the Offering Statement of which this Offering Circular forms a part, or (3) the date at which the offering is earlier terminated by the company in its sole discretion. In the event we have not sold the minimum amount of shares by September 20, 2020 or sooner terminated by the company, any money tendered by potential investors will be promptly returned by the Escrow Agent. The company may undertake one or more closings on a rolling basis once the minimum offering amount is sold. After each closing, funds tendered by investors will be available to the company. The offering is being conducted on a best-efforts basis.

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INVESTING IN THE SERIES A PREFERRED STOCK OF MONOGRAM ORTHOPAEDICS, INC. IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 7 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE BUYING THE SERIES A PREFERRED STOCK OF THE COMPANY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Sales of these securities will commence on approximately September 20, 2019.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

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In this Offering Circular, the term “Monogram Orthopaedics” “Monogram”, “we”, “us”, “our” or “the company” refers to Monogram Orthopaedics, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

Overview

"Monogram Orthopaedics, Inc. (“Monogram,” “we,” “our,” or the “company”) is developing a product solution architecture for enabling mass personalization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms. The company has a robot prototype that is designed to optically track a simulated surgical target and execute auto-generated cut paths for high precision insertion of a custom patient specific implants. These implants and cut-paths are generated with proprietary Monogram software algorithms. Monogram intends to produce and market surgical robotic equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables (fiducial markers or Apriltags) and other miscellaneous instrumentation necessary for the execution of reconstructive joint replacement procedures.

The Offering

Securities offered:	Maximum of 5,000,000 shares of Series A Preferred Stock

Securities outstanding before the
Offering (as of June 24, 2019)

Common Stock	4,787,704 shares

Securities outstanding after the
Offering:

Series A Preferred Stock	5,000,000 shares (1)

Common Stock	4,787,704 shares (2) (3)

(1)	If all of our holders of convertible notes convert their notes into shares of Series A Preferred Stock, there would be 6,857,700 shares of Series A Preferred Stock outstanding after the Offering. (Note: this calculation excludes the convertible notes held by Ron Lennox, which will not convert into shares of the company’s Series A Preferred Stock.)
(2)	On May 28, 2019, the company effected a 25-for-1 reverse split of its issued and outstanding common stock. This number represents the post-reverse split number of common stock of the company issued and outstanding.

(3)	As of the date of this Offering Circular, all shares due to Mount Sinai pursuant to the Exclusive License Agreement and amendment thereto between the company and Mount Sinai, which we collectively refer to herein as the “Licensing Agreement”, have been issued, for a total of 604,763 shares as of June 24, 2019. No cash consideration was received by the company in exchange for these shares. In the event the company raises the maximum offering amount of $20,000,000, the company would issue an additional 591,856 shares to Mount Sinai, for a total of 1,196,619 shares issued pursuant to the Licensing Agreement. In the event the company raises the minimum offering amount of $2,750,000, the company would issue an additional 139,008 shares to Mount Sinai for a total of 743,771 shares issued pursuant to the Licensing Agreement. Any additional shares issued to Mount Sinai pursuant to the Licensing Agreement would also be issued without additional cash consideration being received by the company. Under the terms of the Licensing Agreement, Mount Sinai is entitled to receive additional shares of the company’s capital stock to maintain its twelve percent (12%) ownership interest until the company has received an aggregate amount of ten million dollars ($10,000,000) in exchange for its equity securities. To date, the company has received an aggregate of two million one-hundred and fifty-two thousand dollars ($2,152,000) from investors purchasing its equity securities. For full details of the Licensing Agreement, please see exhibits 6.17 and 6.24.

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

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•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	We are a comparatively early-stage company that has incurred operating losses in the past, expect to incur operating losses in the future, and may never achieve or maintain profitability.
•	Monogram does not currently hold any issued patents, and there is no guarantee that the company will ever be issued patents on the applications submitted to the USPTO.

•	Monogram depends on a licensing agreement for its intellectual property which, if terminated, would significantly impair its ability to continue its operations. Significant delays in the development of Monogram’s technology may result in default on the terms of this agreement, which increases the risk of this licensing agreement being terminated.

•	Our technology is not yet fully developed, and there is no guarantee that we will ever successfully develop the technology that is essential to our business.
•	Our business plan is predicated on obtaining market clearance from the Food and Drug Administration (“FDA”) under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA. If we are unable to obtain Section 510(k) clearance, it is unlikely that we will be able to continue to operate as a going concern.
•	We could be adversely affected by product liability, product recall, personal injury or other health and safety issues.
•	Reductions in third party reimbursement levels, from private or government agency plans, and potential changes in industry pricing benchmarks for joint replacements could materially and adversely affect our results of operations.
•	We may be subject to patient data protection requirements.
•	We operate in a highly competitive industry that is dominated by several very large, well-capitalized market leaders and the size and resources of some of our competitors may allow them to compete more effectively than we can.
•	We rely on third parties to provide services essential to the success of our business.
•	We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.
•	All of our assets are pledged as collateral to a lender.
•	The company is controlled by its officers and directors.
•	In certain circumstances investors will not have dissenters' rights
•	Investors in this offering must vote their shares to approve of certain future events, including our sale.
•	This investment is illiquid.
•	The auditor included a “going concern” note in its audit report.
•	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and investors’ rights agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

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RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent such attacks). Additionally, early-stage companies are inherently more risky than more developed companies, and the risk of business failure and complete loss of your investment capital is present. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We have a limited operating history upon which you can evaluate our performance, and have not yet generated profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters. Our company was incorporated under the laws of the State of Delaware on April 21, 2016, and we have not yet generated profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

The auditor included a “going concern” note in its audit report. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our technology is not yet fully-developed, and there is no guarantee that we will successfully develop our technology. Monogram is developing complex technology that will require significant technical and regulatory expertise to develop and commercialize. If we are unable to successfully develop and commercialize our technology and products, it will significantly affect our viability as a company.

We are subject to substantial governmental regulation relating to the manufacturing, labeling and marketing of our products, and will continue to be for the lifetime of our company. The FDA and other governmental authorities in the United States regulate the manufacturing, labeling and marketing of our products. The process of obtaining regulatory approvals to market a medical device can be expensive and lengthy and applications may take a long time to be approved, if they are approved at all. Our compliance with the quality system, medical device reporting regulations and other laws and regulations applicable to the manufacturing of products within our facilities and those contracted by third parties is subject to periodic inspections by the FDA and other governmental authorities. Complying with regulations, and, if necessary, remediary actions can be significantly expensive. Failure to comply with applicable regulatory requirements may subject us to a range of sanctions, including substantial fines, warning letters that require corrective action, product seizures, recalls, halting product manufacturing, revocation of approvals, exclusion from future participation in government healthcare programs, substantial fines and criminal prosecution.

We are subject to federal and state healthcare regulations and laws relating to anti-bribery and anti-corruption, and non-compliance with such laws could lead to significant penalties. State and Federal anti-bribery laws, healthcare fraud and abuse laws dictate how we conduct the relationships that we and our distributors and others that market our products have with healthcare professionals, such as physicians and hospitals. We also must comply with a variety of other laws that protect the privacy of individually identifiable healthcare information. These laws and regulations are broad in scope and are subject to evolving interpretation and we could be required to incur substantial costs to monitor compliance or to alter our practices if we are found not to be in compliance. In addition, violations of these laws may be punishable by criminal or civil sanctions, including substantial fines, imprisonment of current or former employees and exclusion from participation in governmental healthcare programs.

Government regulations and other legal requirements affecting our company are subject to change. Such change could have a material adverse effect on our business. We operate in a complex, highly regulated environment. The numerous federal, state and local regulations that our business is subject to include, but are not limited to: federal and state registration and regulation of medical devices; applicable governmental payor regulations including Medicare and Medicaid; data privacy and security laws and regulations including those under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); the Affordable Care Act (“ACA”) or any successor to that act; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; regulations regarding food and drug safety including those of the Food and Drug Administration (“FDA”), and consumer protection and safety regulations including those of the Consumer Product Safety Commission, as well as state regulatory authorities, governing the availability, sale, advertisement and promotion of products we sell; federal and state laws governing health care fraud and abuse; anti-kickback laws; false claims laws; and laws against the corporate practice of medicine. The FDA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations.

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Changes in laws, regulations and policies and the related interpretations and enforcement practices may significantly affect our cost of doing business as we endeavor maintain compliance with such new policies and laws. Changes in laws, regulations and policies and the related interpretations and enforcement practices generally cannot be predicted may require extensive system and operational changes. Noncompliance with applicable laws and regulations could result in civil and criminal penalties that could adversely affect our business, including: suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government programs, including the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties. Any failure to comply with applicable regulatory requirements could result in significant legal and financial exposure, damage our reputation, and have a material adverse effect on our business operations, financial condition and results of operations.

We have not yet obtained clearance of our products by the U. S. Food and Drug Administration, or FDA, which is critical to our business plan. In order to sell our products, we must obtain market clearance from the Food and Drug Administration (“FDA”) under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA (see “The Company’s Business – Regulation.”). If Monogram is unable to obtain Section 510(k) clearance, we will not be able to sell our products, and it is unlikely that we will be able to continue to operate as a going concern. In addition, the FDA may request clinical data with our 510(k) submission. The FDA has indicated an increased focus on robotic technologies that perform automated operations and may request clinical data for our robot and/or implants. If the FDA requests such information, it will materially and adversely impact our development timeline and increase the cost to obtain market clearance. In addition, our development timeline is currently dependent on the amount of funds we raise in this offering. If we only raise the minimum offering amount, we estimate it will take substantially longer for us to obtain FDA clearance, and would require us to raise additional capital from outside sources, which the company may not be able to successfully achieve. These factors combined may impact our ability to continue to operate as a going concern.

We anticipate initially sustaining operating losses. It is anticipated that we will initially sustain operating losses in seeking Section 510(k) clearance. Our ability to become profitable depends on obtaining 510(k) clearance, and subsequent success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

Our products may not gain market acceptance among hospitals, surgeons, physicians, patients, healthcare payors and the medical community. A critical element in our commercialization strategy is to persuade the medical community on the efficacy of our products and to educate then on their safe and effective use. Surgeons, physicians and hospitals may not perceive the benefits of our products and may be unwilling to change from the devices they are currently using. A number of factors may limit the market acceptance of our products, including the following:

•	rate of adoption by healthcare practitioners;
•	rate of a product’s acceptance by the target population;
•	timing of market entry relative to competitive products;
•	availability of third-party reimbursement;
•	government review and approval requirements;
•	extent of marketing efforts by us and third-party distributors or agents retained by us; and
•	side effects or unfavorable publicity concerning our products or similar products.

Our inability to successfully commercialize our products will have a material adverse effect on the value of your investment.

We could be adversely affected by product liability, personal injury or other health and safety issues. We could be adversely impacted by the supply of defective products. We are also exposed to risks relating to the surgical robotic technology services and products we provide. Defective products or errors in our technology could lead to serious injury or death. Product liability or personal injury claims may be asserted against us with respect to any of the products we supply or services we provide. Monogram is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that our company utilizes. It is our responsibility to have a quality management system in place and to audit our suppliers to ensure that products supplied to our company meet proper standards. Should a product or other liability issues arise, the coverage limits under insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain such insurance on acceptable terms in the future. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

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If third-party payors fail to provide appropriate levels of reimbursement for the use of our products, our revenues could be adversely affected. Sales of our products depend on the availability of adequate reimbursement from third-party payors. In each market in which we do business, our inability to obtain reimbursement approval or the failure of third-party payors to reimburse health care providers at a level which justifies the use of our products instead of cheaper alternatives will hurt our business.

Moreover, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors in the future. Changes in political, economic and regulatory influences may significantly affect healthcare financing and reimbursement practices. For example, there have been multiple attempts through legislative action and legal challenges to repeal or amend the ACA. We cannot predict whether current or future efforts to repeal or amend these laws will be successful, nor can we predict the impact that such a repeal or amendment and any subsequent legislation would have on our business and reimbursement levels. There have also been a number of other proposals and enactments by the federal government and various states to reduce Medicaid reimbursement levels in response to budget deficits, and we expect additional proposals in the future. We cannot assure you that recent or future changes reimbursement policies and practices will not materially and adversely affect our results of operations. Efforts to control healthcare costs, including costs of reconstructive joint replacement, are continuous and reductions in third party reimbursement levels could materially and adversely affect our results of operations.

We rely on a licensing agreement with Icahn School of Medicine at Mount Sinai. We are party to a licensing agreement (and related option agreement) with Icahn School of Medicine at Mount Sinai (“Mount Sinai”) pursuant to which Mount Sinai has granted Monogram an exclusive license to patents related to customizable bone implants, surgical planning software, and surgical robots (see “The Company’s Business – Intellectual Property”). The patent, software, technical information, know how, etc. licensed under this agreement is integral to our company’s core products and technology. As such, we are reliant on the licensing agreement with Mount Sinai to operate our business. Under the terms of our licensing agreement, Mount Sinai has the right to terminate our license for the patent if we materially breach any of our obligations under the licensing agreement. Further, the licensing agreement expires upon the later of (i) 12 years from the first commercial sale of such any product that we sell using the intellectual property covered in the licensed patent or (ii) expiration of the licensed patent. If our arrangement with Mount Sinai were to end, we would no longer be able to use the intellectual property covered by the patent, which could significantly affect our business.

We may default on our obligations under the licensing agreement with Icahn School of Medicine at Mount Sinai, which could result in termination of agreement. Pursuant to the terms of the licensing agreement with Mount Sinai (and amendment thereto filed as Exhibit 6.24), we must have a first commercial sale our products within seven (7) years of the Effective Date of the agreement, or by October 10, 2024. Failure to meet this deadline would constitute a breach of our agreement, and Mount Sinai would have the right to give us a notice of default, and could ultimately terminate the licensing agreement if we fail to cure this default within sixty (60) days. A termination of this licensing agreement would also terminate our related option agreement with Mount Sinai, as the option agreement is governed by the terms of the licensing agreement. Currently, we expect to achieve a commercial sale within this timeframe. If we are unsuccessful in doing so, however, we would be in default, and would be exposed to the risk of Mount Sinai terminating the agreement, along with our right to license its intellectual property. Such a result would materially impact our ability to operate as a going concern.

We operate in a highly competitive industry that is dominated by several very large, well-capitalized market leaders and is constantly evolving. New entrants to the market, existing competitor actions, or other changes in market dynamics could adversely impact us.  The level of competition in the orthopaedic market is high, with several very large, well-capitalized competitors holding a majority share of the market. Changes in market dynamics or actions of competitors or manufacturers, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact our business. Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively.

Currently, we are not aware of any well-known orthopaedic companies that broadly offer robotic technology in combination with surgical navigation for the insertion of patient specific orthopaedic implants. Nonetheless, many of our competitors in this market have significant financial resources and may seek to extend their robotics and orthopaedic implant technology to accommodate the robotic insertion of patient specific implants. Further, a number of companies offer surgical navigation systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. As such, other companies may create similar technology and/or products that we are producing, which would increase competition in our industry. As competition increases, a significant increase in general pricing pressures could occur, which could require us to reevaluate our pricing structures to remain competitive. For example, if we are not able to anticipate and successfully respond to changes in market conditions, it could result in a loss of customers or renewal of contracts or arrangements on less favorable terms.

Our company does not currently hold any patents on its products or technology. Monogram Orthopaedics currently licenses 5 provisional patents, which includes a patent application with the USPTO, 2 provisional patent applications with the USPTO, and has submitted 2 additional patent applications to the USPTO (see “The Company’s Business – Intellectual Property”). As of the date of this Offering, the company has not been issued any patents. There is no guarantee that the company will ever be issued patents on the applications it has submitted or has licensed. Our success depends to a significant degree upon the protection of our products and technology. If we are unable to secure patents for our products and technology, other companies with greater resources may copy our technology and/or products, or improve upon them, putting us at a disadvantage to our competitors.

Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. If successfully developed, our products and technology may be highly disruptive to a very large and growing market. Our competitors are well capitalized with significant intellectual property protection and resources, and may initiate infringement lawsuits against our company. Such litigation could be expensive and could also prevent us from selling our products, which would significantly harm our ability to grow our business as planned.

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Our failure to attract and retain highly qualified personnel in the future could harm our business. As the company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, biomechanical engineers, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The company may not be able to locate or attract qualified individuals for such positions, which will affect the company’s ability to grow and expand its business.

We rely on third party manufacturers and service providers. Our third party partners provide a variety of essential business functions, including distribution, manufacturing, and many others. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the company.

Our future success is dependent on the continued service of our small management team. Monogram is managed by three directors and one executive officer. Our success is dependent on their ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses. In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its Common or Preferred Stock and/or other classes of equity, or debt that convert into shares of common or Preferred Stock, any of which offerings would dilute the ownership percentage of investors in this offering. See “Dilution.” Furthermore, if the company raises capital through debt, the holders of our debt would have priority over holders of common and Preferred Stock and the company may be required to accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the company, its business, development, financial condition, operating results or prospects.

Any valuation at this stage is difficult to assess. The valuation for this Offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

If we cannot raise sufficient funds, we will not succeed. We are offering shares of our Series A Preferred Stock in the amount of up to $20,000,000 in this Offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, the company may not survive. If we raise a substantially lesser amount than the Maximum Raise, we will have to find other sources of funding for some of the plans outlined in “Use of Proceeds To Issuer.”.

All of our assets are pledged as collateral to a lender. We have entered into convertible promissory notes with lenders that contain covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	petition for bankruptcy;
•	assignment of the notes to other creditors;
•	appointment of a receiver of any property of the company; and
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

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A breach of any of these covenants could result in a default under the notes Upon the occurrence of an event of default under these notes, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We have pledged all of our assets as collateral under our credit facility.

Risks Related to the Securities in this Offering

In certain circumstances investors will not have dissenters' rights. The investors’ rights agreement that investors will execute in connection with the offering contains a “drag-along” provision whereby investors agree to vote any shares they own in the same manner as the majority holders of our other classes of stock. Specifically, and without limitation, if the majority holders of our other classes of stock determine to sell the company, depending on the nature of the transaction, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

We have previously granted anti-dilution rights in the form of preemptive rights to certain holders of our Common Stock. The effect of those rights is that at any time we intend to issue additional shares of our stock that would dilute those holders, they would first have the right to acquire additional shares to maintain their pro rata ownership. While investors in this offering will be granted certain participation rights in future offerings of securities by the company, investors who are not accredited investors may not be able to participate in all of those offerings if such offering relies upon Rule 506(b) or (c) of Regulation D. As a result, upon future issuances of stock by the company, investors in this offering may experience more substantial dilution than other stockholders. See Exhibit 6.17 for further information about the preemptive rights granted to certain holders of our Common Stock.

We will be required to enter into a stock purchase agreement with Mount Sinai for the shares that have already been issued by the company. Pursuant to the Licensing Agreement with Mount Sinai, the company will provide Mount Sinai with “customary agreements reasonably required by any future institutional equity investors with respect to the voting of its common stock and regarding subjecting the common stock held by [Mount Sinai] to rights of first refusal and co-sale…” for the Common Stock that has already been issued to Mount Sinai. We will be required to finalize such agreements before September 22, 2019. We have not begun negotiations on this terms of these agreements, however, once finalized, investors in this offering may believe such terms to be superior to those receive by investors in this offering.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, the investors’ rights agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements. Investors in this offering will be bound by the subscription agreement and investors’ rights agreement both of which include a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to these agreements. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement and investors’ rights agreement, and in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement and investors’ rights agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement and investors’ rights agreement.

If you bring a claim against the company in connection with matters arising under either the investors’ rights agreement or the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the either of these agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement or investors’ rights agreement with a jury trial. No condition, stipulation or provision of the subscription agreement or investors’ rights agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the investors’ rights agreement or subscription agreement.

Our Certificate of Incorporation also includes a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company. Our Certificate of Incorporation includes a forum selection provision that requires any claims against the company by stockholders not arising under the federal securities laws to be brought in the Court of Chancery State in the state of Delaware. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

This investment is illiquid. There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the company intends to apply in the future for quotation of its Common Stock on an over-the-counter market, or similar, exchange, there are a number of requirements that the company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell our Series A Preferred Stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize, or apply the loss to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold our Series A Preferred Stock for you (and many brokers refuse to hold securities issued under Regulation A) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain or loss on any sales of the Series A Preferred Stock.

The value of your investment may be diluted if the company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering. The price per share of the Series A Preferred Stock has been calculated assuming a 2% post-money unallocated option pool, which may not account for all additional options the company will issue after the offering and may not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the company over the 2% pool will lower the value of your shares.

Investors in this offering will receive our Series A Preferred Stock, which has limited voting rights compared our Common Stock. Investors in this offering that purchase our Series A Preferred Stock will have limited voting rights compared to those of the holders of our Common Stock. Our Certificate of Incorporation states that the holders of our Common Stock are entitled to elect two (2) directors of the corporation to our Board of Directors alone as a class. Our Preferred Stockholders therefore will have no choice as to the election of two members of the Board of Directors of the company. The Preferred Stockholders also do not have the right to vote for any directors of the corporation as a standalone class, which is a right granted to our Common Stockholders. The holders of our Preferred Stock are entitled to vote together with the holders of the Common Stock for the election of one (1) independent director, and may vote together with the holders of the Common Stock on any additional directors to be elected to our Board of Directors after the initial (3) directors are elected. Therefore, investors in this offering will very likely not be able to exert the same amount of control over the management of the company as the holders of the Common Stock. See “Securities Being Offered” for more information on the voting rights of our Series A Preferred Stock.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding convertible notes and assuming that the shares are sold at $4.00 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

The following table presents the approximate effective cash price paid for all share and potential shares issuable by the company as of June 24, 2019. On May 28, 2019, the company effected a 25-for-1 reverse split of its issued and outstanding common stock.

	Date Issued	Issued Shares		Potential Shares		Total Issued and Potential Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Common Shares:
Common Shares	2019	4,231,284	(2)	—		4,231,284		$0.0001156
Common Shares	2017 - 2018	85,819		—		85,819		$0.0025000
Convertible Notes:
Convertible Notes	2019	—		41,433	(4)	41,433	(1)	$1.1905499
Convertible Notes	2018	—		936,345	(4)	936,345		$1.2899225
Convertible Notes	2017	—		949,305	(4)	949,305		$1.1905499
Ron Lennox Notes	2017	—		69,383	(4)	69,383	(4)	$1.1905499
Total Convertible Notes (Net Ron Lennox Notes)		—		1,857,700	(1)	1,857,700	(1)	$1.24064
Options:
2019 Stock Option and Grant Plan	2019	470,600		—		470,600		$0.6121014
Warrants:
Warrants (3)	2019	—		658,486	(5)	658,486	(5)	$4.9606244
Non-Dilution Agreements:
Mt. Sinai License Agreement, assuming $20 Million raised	2019	—		591,856	(2)	591,856	(2)	$0.00
Total Common Share Equivalents	2019	4,787,704		3,108,042		7,895,745		$0.74217
Investors in this offering, assuming $20 Million raised	2019	5,000,000		—		5,000,000		$4.00

Total After Inclusion of this Offering	2019	9,787,704		3,108,042		12,895,745		$2.00531

(1)	Assumes conversion of all issued and outstanding convertible notes.

(2)	The shares of Common Stock issued in 2019 were issued to Benjamin Sexson and Douglas Unis in consideration for past and future services to the company and under the terms of the Licensing Agreement included as Exhibit 6.17, respectively. In addition, this number includes the amount of shares of Common Stock issued to Mount Sinai pursuant to the Licensing Agreement. If the company raises $20,000,000 in this offering, it would issue an additional 591,856 shares of Common Stock to Mount Sinai pursuant to this agreement, for a total of 1,196,619 shares, which is reflected under “Mount Sinai License Agreement” in the table.

(3)	We have entered into a warrant to purchase capital stock with ZB Capital Partners LLC (the “Warrant Holder”) (filed herewith as Exhibit 6.23), Under the terms of the warrant, the Warrant Holder has the right to acquire $1,000,000 worth of shares of the company’s stock upon the occurrence of the company raising $5,000,000 in an equity financing. The Warrant Holder would acquire the shares being sold in the equity financing at the same per share price paid by other investors in this offering, but reduced by the 8.75% fee to the Placement Agent. The Warrant Holder has represented to the company that they do not intend to exercise their warrant in this offering. As such, we have excluded the potential shares of the Warrant Holder from the dilution calculation as we are not able to make a reasonable determination of the effective cash price to be paid. For reference, were the Warrant Holder were to exercise its warrant as part of this offering, it would be able to acquire up to 273,582 shares of our Series A Preferred Stock in exchange for cash consideration of $1,000,000

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(4)	With the exception of the convertible notes held by Ron Lennox, all outstanding convertible notes of the company will automatically convert into shares of the company’s Series A Preferred Stock once the company raises $5,000,000 in proceeds in this offering. Therefore, out of the total 1,927,083 “potential shares” listed for convertible notes in this column, assuming $20,000,000 is raised in this offering, 1,857,700 of these shares will become issued and outstanding shares of Series A Preferred Stock of the company, which is convertible into an equal number of shares of Common Stock. The convertible notes held by Ron Lennox will be repaid in cash rather than convert into stock of the company, and have been netted out from the potential shares calculation. See “Use of Proceeds to Issuer” for more information.

(5)	This entry reflects the amount of potential shares issuable to Pro-Dex, Inc. (“Pro-Dex”) under the terms of its warrant agreement (filed herewith as Exhibit 6.20) as of the date of this offering circular. As of the date of this offering circular, Pro-Dex has warrants to acquire 251,984 shares. However, the warrant agreement includes automatic, non-dilution provisions which would increase the number of shares acquirable in the event of capital raising by the company.

The following table illustrates the dilution that new investors will experience upon investment in the company relative to existing holders of our securities. Because this calculation is based on the net tangible assets of the company, we are calculating based our net tangible book value of $(1,391,026) as of December 31, 2018, as included in our audited financial statements. As such, this table does not include shares or convertible notes issued in 2019. However, the values have been adjusted to reflect the reverse split effected on May 28, 2019, as noted above.

The offering costs assumed in the following table includes up to $1,750,000 in commissions to SI Securities, LLC, as well as legal and accounting fees incurred for this Offering.

The table presents three scenarios for the convenience of the reader: a $2,750,000 raise from this offering (the minimum offering), a $12,000,000 raise from this offering, and a fully subscribed $20,000,000 raise from this offering (the maximum offering).

On Basis of Full Conversion of Issued Instruments	$2.75 Million Raise	$12 Million Raise	$20 Million Raise
Price per Share	$4.00	$4.00	$4.00
Shares Issued	687,500	3,000,000	5,000,000
Capital Raised	$2,750,000	$12,000,000	$20,000,000
Less: Offering Costs	$315,625	$1,125,000	$1,825,000
Net Offering Proceeds	$2,434,375	$10,875,000	$18,175,000
Net Tangible Book Value Pre-financing as of December 31, 2018	$(1,391,026)	$(1,391,026)	$(1,391,026)
Net Tangible Book Value Post-financing	$1,043,349	$9,483,974	$16,783,974

Shares issued and outstanding pre-financing as of December 31, 2018	1,971,469 (1)	1,971,469 (1)	1,971,469 (1)
Post-Financing Shares Issued and Outstanding	2,658,969	4,971,469	6,971,469

Net tangible book value per share prior to offering	$(0.71)	$(0.71)	$(0.71)
Increase/(Decrease) per share attributable to new investors	$1.10	$2.61	$3.11
Net tangible book value per share after offering	$0.39	$1.91	$2.41
Dilution per share to new investors ($)	$(3.61)	$(2.09)	$(1.59)
Dilution per share to new investors (%)	(90.2)%	(52.3)%	(39.8)%

(1)	Assumes conversion of all issued Convertible Notes issued as of December 31, 2018, resulting in the issuance of an additional 1,885,650 shares.

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

•	In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering a minimum of 687,500 and up to 5,000,000 shares of Series A Preferred Stock (the “Shares”) on a “best efforts” basis at a price of $4.00 per share. The minimum subscription is $1,000. SeedInvest Auto Invest participants have a lower investment minimum of $200.

The company has engaged SI Securities, LLC as its sole and exclusive placement agent to assist in the placement of its securities. SI Securities, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this offering assuming we raise the maximum amount of offering proceeds:

	Per Share

Public offering price	$4.00
Placement Agent commissions	$1,750,000	(1)
Proceeds, before expenses, to us	$18,250,000

(1)	SI Securities, LLC will receive commissions of 8.75% of the offering proceeds.

Other Terms

Except as set forth above, the company is not under any contractual obligation to engage SI Securities, LLC to provide any services to the company after this offering, and has no present intent to do so. However, SI Securities, LLC may, among other things, introduce the company to potential target businesses or assist the company in raising additional capital, as needs may arise in the future. If SI Securities, LLC provides services to the company after this offering, the company may pay SI Securities, LLC fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

SI Securities, LLC intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. SI Securities, LLC will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for our shares. This fee will be refunded in the event the company does not reach its minimum fundraising goal. In addition, SI Securities, LLC may engage selling agents in connection with the offering to assist with the placement of securities.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Transfer Agent and Registrar

Capshare, Inc. will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

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Investors’ Tender of Funds and Return of Funds

After the Commission has qualified the Offering Statement, the company will accept tenders of funds to purchase the Series A Preferred Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date), provided that the minimum offering amount has been met. Tendered funds will remain in escrow until both the minimum offering amount has been reached and a closing has occurred. However, in the event we have not sold the minimum amount of shares by May 31, 2020, or sooner terminated by the company, any money tendered by potential investors will be promptly returned by the Escrow Agent. Upon closing, funds tendered by investors will be made available to the company for its use.

In order to invest you will be required to subscribe to the offering via the company’s website and agree to the terms of the offering, investors’ rights agreement and the subscription agreement.

In the event that it takes some time for the company to raise funds in this offering, the company may rely on cash on hand, or may seek to raise funds by conducting a new offering of equity or debt securities.

In order to invest you will be required to subscribe to the offering via the Online Platform and agree to the terms of the offering, the subscription agreement, investors’ rights agreement, and any other relevant exhibits attached thereto.

Provisions of Note in Our Subscription Agreement and Investors’ Rights Agreement

Our subscription agreement and investors’ rights agreement include forum selection provisions that require any claims against the company based on the subscription agreement and/or investors’ rights agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of New York. These forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company.

Jury Trial Waiver

The subscription agreement and investors’ rights agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement. By signing the subscription agreement and investors’ rights agreement, the investor warrants that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

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USE OF PROCEEDS TO ISSUER

Assuming a maximum raise of $20,000,000, the net proceeds of this offering would be approximately $18,175,000 after subtracting estimated offering costs of $1,750,000 to SI Securities, LLC in commissions, $12,000 in audit fees, $13,000 in Edgarization fees and $50,000 in legal fees. If Monogram successfully raises the maximum amount under this raise the company intends to try and fund the development of the robotic system, knee and hip implant.

Assuming a raise of $12,000,000, representing 60% of the maximum offering amount, the net proceeds would be approximately $10,875,000 after subtracting estimated offering costs of $1,050,000 to SI Securities, LLC in commissions, $12,000 in audit fees, $13,000 in Edgarization fees, and $50,000 in legal fees. In such an event, Monogram would adjust its use of proceeds by limiting the number of implants we intend to try to develop to our knee implant and robotic system. The company would also limit its speed of growth and limit the amount of additional recruiting of new employees.

Assuming a raise of the minimum of $2,750,000, representing 13.8% of the maximum offering amount, net proceeds would be approximately $2,434,375 after subtracting estimated offering costs of $240,625 to SI Securities, LLC in commissions, $12,000 in audit fees, $13,000 in Edgarization fees, and $50,000 in legal fees. In such an event, Monogram would adjust its use of proceeds by limiting the scope of development considerably to the navigated surgical robot and would focus on developing a cheaper and improved robot for the insertion of generic implants. The company would also limit its speed of growth and limit the amount of additional recruiting of new employees.

Please see the table below for a summary our intended use of proceeds from this offering:

Percent	Minimum Offering $2,750,000 Raise		$12,000,000 Raise		Maximum Offering $20,000,000 Raise
Allocation	Use Category	%	Use Category	%	Use Category
55.82%	Product Development	49.50%	Product Development	40.70%	Product Development
16.00%	Payroll (1)	18.00%	Payroll (1)	18.50%	Payroll (1)
3.77%	General Administrative	6.33%	General Administrative	11.50%	Working Capital
10.00%	Marketing	10.00%	Marketing	10.00%	Marketing
8.75%	Commissions	8.75%	Commissions	8.75%	Commissions
0.00%	Working Capital	4.75%	Working Capital	8.40%	General Administrative
2.75%	Offering Expenses	2.00%	Offering Expenses	1.75%	Offering Expenses
2.91%	Pre-payment of Notes (2)	0.67%	Pre-payment of Notes (2)	0.40%	Pre-payment of Notes (2)

(1)	The company’s CEO, Benjamin Sexson, has contracted with the company for an annual salary of $120,000. Mr. Sexson has opted to defer 62.5% of his monthly salary, or $6,250 per month out of the $10,000 monthly salary he is owed. As of June 30, 2019, Mr. Sexson’s total deferred salary in 2019 is $37,500. Mr. Sexson also deferred salary in 2018, $48,000 of which was loaned to the company on February 11, 2019 in the form of a promissory note, and of which approximately $877 is still deferred and outstanding. (Note: As of December 31, 2018, the Company owed Mr. Sexson a total of $48,877 in salary accrual). A portion of the proceeds from this offering will go towards paying Mr. Sexson’s current salary payments, as well as his deferred salary, which is approximately $38,377. as of June 30, 2019. No proceeds will go towards the payment of the $48,000 promissory note payable.. As provided in the Employment Agreement included as Exhibit 6.2, Mr. Sexson’s salary is subject to increase upon the occurrence of certain events. If the company closes a round of equity financing of at least $5,000,0000 on or prior to December 31, 2019, Mr. Sexson’s annual base salary shall be increased to $250,000. In addition, Mr. Sexson is eligible to earn an annual bonus in an amount of 50% of his aggregate base salary earned in such year, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the company’s Board. Any increase to Mr. Sexson’s salary or any bonus payments to Mr. Sexson will be made out of the proceeds of this offering. Additionally, Mr. Sexson is entitled to severance payments by the company equal to six months' of his base salary at the time of his termination if he is terminated without cause. The company could use the proceeds of this offering to pay Mr. Sexson’s severance payments in the event of such a termination. As of December 31, 2018, the Company owed Mr. Sexson $53,488, comprised of $48,877 in salary accrual, $3,641 in unreimbursed expenses, and $970 that was not paid out upon the repurchase of common shares by the Company. Doug Unis, a director of the company, also receives a consulting fee of $35,000 for consulting services unrelated to his position as director. This agreement is included as Exhibit 6.1. A portion of the proceeds of this offering will go towards paying Mr. Unis’s consulting fee.

(2)	The company intends to use a portion of the proceeds to discharge indebtedness owed to Ron Lennox pursuant to convertible notes held by Mr. Lennox, which are included as exhibits to this offering circular. The principal amount due on these notes is $76,000, and $4,098 in interest payable has accrued as of December 31, 2018. Investors should note that Doug Unis has also provided debt financing to the company, for which those notes are included as exhibits to this offering circular. The company does not intend to use any proceeds from the offering to discharge any indebtedness owed to Mr. Unis or to Mr. Sexson, other than to repay Mr. Sexson’s deferred salary as outlined in (1) above. (Note: As of December 31, 2018, the Company owed (i) Mr. Sexson a total of $53,488 comprised of $48,877 in salary accrual, $3,641 in unreimbursed expenses, and $970 that was not paid out upon the repurchase of common shares by the Company; and (ii) Mr. Unis a total of $26,517 comprised of $4,000 in accrued expenses and $22,517 of unreimbursed expenses. See “Related Party Transactions” on F-17 of the company’s audited financial statements filed with this offering circular.)

Because the offering is a “best efforts”, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering. The above use of proceeds assumes a 510(k) submission without a request for clinical data from the FDA. Please see our “Risk Factors” for additional disclosures related a clinical data request from the FDA.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company

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THE COMPANY’S BUSINESS

Overview

Monogram Orthopaedics, Inc was incorporated under the laws of the State of Delaware on April 21, 2016 as “Monogram Arthroplasty Inc.” On March 27, 2017, the company changed its name to “Monogram Orthopaedics, Inc.” Monogram Orthopaedics is developing a product solution architecture for enabling mass personalization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms. The company has a robot prototype that can execute auto-generated cut paths for high precision insertion of a custom patient specific implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms. Monogram intends to produce and market surgical robotic equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables (fiducial markers or Apriltags) and other miscellaneous instrumentation necessary for the execution of reconstructive joint replacement procedures.

Our Background

Our company’s business is based on ideas formulated by Dr. Douglas Unis, an Associate Professor of Orthopaedic Surgery, and technology developed by Dr. Unis, Professor Anthony Costa, the head of the Neurosurgery Simulation Core, and Sulaiman Somani, a medical student at the Mount Sinai School of Medicine (“MSSM”).

Our founding philosophy is that advances in robotics, computer vision technologies and advanced manufacturing methods (such as additive manufacturing) will usher in a whole new way of thinking about reconstructive joint procedures and orthopedic implants. We believe that the future of orthopedic joint replacements lies in build-to-order, customized and fully patient specific implants that are inserted into bone cavities prepared by high precision robotic tools. We believe that to facilitate the cost-efficient delivery of anatomy restoring patient specific implants it is necessary to develop a highly efficient process for not only designing and fabricating fully customized implants, but also for developing the surgical plans and robotic inputs that allow for the accurate preparation of bone to accommodate them. High-precision patient specific implants require a comparable degree of high-precision patient specific bone preparation that moves beyond two dimensional planar cuts or alignment, for example. It is our assessment that for these processes to be truly scalable they require a high degree of automation and a high functioning navigated surgical robot that can execute complex cutpaths; i.e. a product solution architecture with image processing, scalable customized implant design, pre-operative planning, and robotic execution.

It is our view that patient specific implants will prove to be clinically superior over the long term while also alleviating the tremendous inventory burden and capital inefficiencies of generic implant distribution. We believe that implants should be designed and optimized to fit and restore a patient anatomy and that the ability of a robot to execute irregular cuts will exceed the capabilities of even the most skilled surgeons. Monogram believes that the use of patient specific implants and robotic surgery will, over time, reduce complication, failure rates and reduce costs considerably.

Principal Products and Services

Monogram’s primary business will be to design and manufacture customized hip, knee and shoulder implants that are made specifically for each patient as well as the equipment required for insertion, including:

•	Navigated surgical robots with optical tracking equipment and an end-effector,

•	Pre-operative and intra-operative software,

•	Consumable Tissue ablation tools, and

•	Navigation consumables (fiducial markers, tracked retractors, etc.).

The Monogram robotic system and related hardware (optical tracking equipment, end-effector, etc.) are multi-use capital equipment. To properly use the robotic system, Monogram’s pre-operative planning software, robotic controls and intra-operative software are needed. This software will be subject to an annual license, fees for which will be based on the scope of use (total hip arthroplasty, total knee arthroplasty, or multiple applications, for example). Each clinical application will be billed separately. During the procedure, a mix of re-usable and single use instrumentation is needed. The elements of our system are sold separately but generally must be used with the system to properly perform its intended clinical function.

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A significant percentage of orthopaedic medical devices are outsourced to original equipment manufacturers (OEMs). Monogram intends to outsource the manufacture of its products (including implants and instrumentation needed to execute reconstructive joint replacements) to large, established suppliers that may already be approved suppliers for the largest market participants and may have decades of product specific manufacturing expertise. Monogram intends to work with FDA registered ISO 13485 approved suppliers with the proper Quality Management Systems and product specific expertise.

According to analysis conducted on orthopaedic procedures, as of 2017 the average cost of implant components for total hip procedures was approximately $5,136 and for primary total knee procedures $4,547. Monogram expects to price our products consistent with the market.

Market

According to sources and analysis trusted by management, the orthopaedic devices market is considered to be highly concentrated, with the top five market participants accounting for almost 60% of total sales as of 2017. The joint reconstruction devices market, which will be Monogram’s primary target market, reconstructive joint replacements, is even more concentrated with the top four market participants accounting for approximately 78% of sales for the total market. The total joint replacement devices market as of 2017 was approximately $18.1 billion globally. In the United States, the number of hip replacement procedures was estimated to be to 625,600 and the number of knee replacements was estimated to be 966,900 in 2017.

Most patients who undergo reconstructive joint replacement surgeries are aged between 50 and 80 years old with the average patient age for hip and knee replacements around approximately 65 years of age. Many of these patients rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to pay for all or a portion of the costs and fees associated with joint replacement surgeries.

According to the orthopaedic industry statistical analysis and research, the reconstructive joint replacement market is expected to grow at an annual rate of approximately 3.6% with growth driven primarily by an aging population, the obesity epidemic and developments in advanced materials that have improved the longevity of implants and their efficacy for younger patients which grows the patient candidate pool. The fastest growing patient demographic are patients aged 45 to 54 years of age.

Management believes that the market for robotics and surgically prepared press-fit implants will outpace market growth primarily because of the limited market penetration and observed growth of the Stryker Corporation. In particular, we have paid close attention to its performance in the robotically prepared press-fit knee market. According to publicly available information provided by the Stryker Corporation (Stryker Corporation, Q4 2018 Earnings Call, Jan 29, 2019), there were roughly 24,800 robotic procedures performed in the U.S. during the quarter, with full year MAKO procedures topping 76,900. Mako Total Knee procedures increased over 35% sequentially to approximately 15,500, with knees representing roughly 60% of all MAKO procedures performed in the U.S. in 2018. MAKO is a robotic-arm assisted technology that helps surgeons provide patients with a personalized surgical experience. Monogram believes this indicates low penetration of press-fit knees as a percentage of Total Knee Replacements. The Stryker Corporation has indicated in a Company Conference Presentation on February 27, 2019 at the SVB Leerink Global Healthcare Conference, that there are 5,000 orthopaedic hospitals in the US, the majority of which they think would be a candidate for at least one robot. As of Q4 2018, the Stryker Corporation had 523 installed in the US. Monogram management believes that robot penetration and the use of surgical robots for bone preparation of press-fit implants is low. Management believes that customized, and specifically customized press-fit implants and the use of navigated robotic insertion will grow, driven by an industry focus on normalizing patient outcomes and efforts to mitigate clinical risk and improve productivity and the benefits of not using bone cement. At the same conference, the Stryker Corporation described the limitations of cement; handling time, set-up time, odor related to it and most significantly, leaving behind another foreign body that can degrade over time and cause implant loosening. Monogram’s implants will not utilize bone cement, which we believe provides an opportunity for us to disrupt this market. With the technology and product infrastructure we are developing, we believe we will be in prime position to capitalize on this growing market.

Competition

We face competition from large, well-known companies in the medical device industry as a whole, as well as specifically in the orthopaedic medical device industry. Currently the top five market participants in the joint replacement devices market are Zimmer Biomet Holdings, Inc., DePuy Orthopaedics, Inc., a Johnson & Johnson company, Stryker Corporation, and Smith & Nephew, Inc. These companies dominate the market for orthopaedic products. These companies, as well as other companies like ConforMIS, Inc., offer implant solutions, including (depending on the competitor) a combination of conventional instruments and generic implants, robotics and generic implants, or patient-specific instruments and patient-specific implants for use in conventional total and partial orthopaedic replacement surgeries.

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Currently, we are not aware of any well-known orthopaedic companies that broadly offer robotic technology in combination with surgical navigation for the insertion of patient-specific orthopaedic implants. To our knowledge the only use of robotic technology in combination with surgical navigation is for the insertion of generic orthopaedic implants. These competitors and other medical device companies have significant financial resources and may seek to extend their robotics and orthopaedic implant technology to accommodate the robotic insertion of patient specific implants. A number of these and other companies also offer surgical navigation systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site.

Our Innovative Approach

Monogram’s principal innovation over our competition will be our ability to produce customized, robotically inserted orthopaedic implants rapidly and at scale. The product solution architecture that we are developing enables rapid fabrication and mass personalization of robotically inserted patient specific orthopaedic implants.

The Monogram technology platform – a series of algorithms that auto-segment images and auto-generate implants that can be integrated into a navigated robotic system for surgery – automates the design and insertion of high conforming implants from raw CT images using automated digital image analysis algorithms. The navigated robot can then execute optimized auto-generated cut paths that surgically prepare the corresponding cavities to facilitate high-precision insertion of the implant.

We believe that Monogram’s navigated robot features several enhancements that will improve the user experience as compared to the current robots in use. Specifically, we intend for the Monogram robot to feature tracking cameras that are mounted directly to the robot to mitigate line-of-site issues. The robot also features seven degrees-of-freedom with control algorithms that leverage the kinematic redundancy to avoid interoperative boundaries and optimize the surgical execution. Additionally, the robot will utilize complex tracking capabilities for soft-tissue avoidance.

For the patient specific implants, it is generally understood that a tight fit and insertability can be conflicting requirements for a viable implant. The Monogram implants are designed such that cortical contact, and therefore stability, are maximized while remaining insertable. The Monogram implants are designed to reconstruct the native patient anatomy as closely as possible.

With generic implants in hips for example, manual bone preparation can contribute to periprosthetic fracture, dislocation, leg length inequality, subsidence and early loosening, and suboptimal function outcomes. With generic knee implants aseptic loosening of the tibial component and malalignment can be reasons for failure. Current hip stems have very limited options to restore anatomy. For example, most implants are available in only two widths despite wide human anatomic variations. They are geometric as opposed to organic in shape, which limits the amount of direct bone contact required for initial stability and long-term biological fixation. There is currently no commercially viable way to produce implants matching both the internal bone cavity and external biomechanics of the joint. The software required to efficiently create 3D models and implants from patient imaging is highly sophisticated. Additionally, there are limited methods for precisely sculpting an implant’s exact complement in bone.

Our surgical approach will attempt to use uniquely designed and additively manufactured (AM) patient matched titanium hip stems and tibial knee implants that will require robotically milled complementary cavities for insertion. Monogram is a pre-commercialization company that has not yet validated our manufacturing method or the clinical efficacy of our products. To date the goal of our development efforts has been to determine if our hypothesis that patient specific implants inserted into robotically prepared surgical cavities warrants further research and development. The goal of our implants is to more accurately restore patient anatomy and mitigate some of the potential causes of failure described above. We have conducted preliminary testing that we interpret to be supportive of our hypothesis that more accurate restoration of patient anatomy and robotic insertion of patient specific implants improves initial stability and we believe to warrant further research. We will continue to focus our development efforts with a focus on pre-operative planning, robotic execution and implant design. Our testing will likely include comparisons with implants that may represent the existing standard of care as a benchmark to try and demonstrate that the initial stability of our implants shows less micromotion than their generic counterparts. Furthermore, validation of the viability of our manufacturing method is critically important to our success. Our R&D efforts will consist primarily of simulating mechanical strength tests mandated by the FDA. Considerable work remains to validate our manufacturing method. Furthermore, robotically preparing the simulated bone specimens for insertion of our implants for our evaluation proved extremely challenging and was more time consuming than the manual insertion method. The added time to register the bone and to robotically execute the cuts is a disadvantage of our system. It should be noted that while our system has performed well in synthetic bone specimens in the past, we need to prove commercial feasibility in a range of human bones to test our ability to produce corresponding implants and cavities.

Through our innovative approach, we believe Monogram equipment will be significantly cheaper and more capital efficient than traditional knee and hip replacement systems. For example, the Mako robot produced by Stryker Corporation (Ticker: SYK) is the dominant leader in navigated surgical robotics with 642 robots installed globally, based on public information from a Q4 2018 Stryker Corp Earnings Call. Further, public information from a Q3 2018 Stryker Corp Earnings Call, Stryker established that it was selling its Mako robots for $1,000,000, while reporting gross profit margins on its robot sales of 62%. Our management believes this implies a production cost of approximately $380,000 per robot. We estimate the cost to produce one of our own robots will be below this cost. Investors should note, our assumptions about the production costs of Stryker may be inaccurate, or may not be current.

Sales & Orders

The specific sales process for each of our product categories is as follows:

Surgical Robot with End-Effector

Generally, the company must identify a surgeon within the organization willing to advocate for the purchase of the capital equipment to the hospital. Orders are placed by hospital finance and buying departments in advance of any surgical procedures. Cost is often a major objection to purchase. Monogram intends to address this objection by offering high performing equipment at a price that is below other market participants. Some of Monogram’s competitors offer hospitals financing options for large equipment purchases. Monogram will explore offering financing options.

Cutting Tools and Navigation Consumables

Consumable equipment is generally billed per use and associated with the specific surgical case for which it was used. The hospital takes stock of consumed materials which are billed by Monogram.

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Technology Platform

Monogram will license its technology platform to hospitals, which will provide those hospitals with access to Monogram’s pre-operative surgeon planning portal, where surgeons can access via a web-based interface. The motion control and intra-operative control algorithms are embedded in the surgical robotic system.

Implants

Monogram will receive orders for implants through the Monogram technology platform. The hospital will generally aggregate the materials used in a given surgical case which are billed by Monogram.

Design

The Monogram technology platform automates the design of high conforming implants from raw CT images using automated digital image analysis algorithms. These algorithms auto-segment images and auto-generate implant designs that are sent to a manufacturer to produce the patient-specific implants. Monogram will be producing a patient specific hip stem, but the other components of the total hip implant system (head, liner, acetabular cup) are standard. Monogram will be producing a patient specific tibia but the other components of the total knee replacement (femoral implant and plastic insert) are standard. Monogram is focusing on patient specific design only where there is a clear clinical benefit from personalization.

Monogram’s other products are pre-designed, and therefore will only require manufacture and distribution in order to reach the end-customer.

Manufacturing

The implant designs generated on the Monogram technology platform will be used to create 3D printed titanium implants manufactured by an established ISO13485 contract manufacturer. The company is in discussions with development and manufacturing companies for these services.

Manufacturing of our surgical robots, navigation consumables and cutting tools will be outsourced to well-established FDA registered ISO13485 approved manufacturers with proven quality management systems.

Quality Control and Dispatch

Our proposed distribution model contemplates using a distribution facility to ship our products to customers. Such facilities will receive final products from our suppliers that have been approved by their respective quality management systems. Our distribution facility will then conduct a final inspection of the products, and, once approved, ship them to our customers.

Our Market

We intend to market our products to orthopaedic surgeons, hospitals (or other medical facilities), and patients. Our ideal customers are hospitals in high population metropolitan regions that tend to employ high-volume technology focused surgeons.

Through the use of direct sales representatives, independent sales representatives and distributors, we intend to market and sell our products in the United States and over time in other markets if we are able to successfully scale operations in the United States.

Research and Development

The company currently has several Research and development (“R&D”) initiatives underway including mechanical testing of a patient specific hip, micromotion studies of a patient specific press-fit knee implant, and performance testing of a robot mounted navigation system. R&D amounted to $31,700 and $48,317 for the years ended December 31, 2018 and 2017, respectively. In 2017, the majority of our R&D expenses were related to costs incurred developing and testing our patient specific hip implant for initial stability with the UCLA Orthopaedic Biomechanics Laboratory. In 2018, the majority of our R&D related expenses were related to the continuation of these studies. To date, we have spent approximately $80,000 on R&D. We estimate we will use the proceeds of this offering to fund future R&D initiatives, such as cadaveric studies of our robotically inserted knee and hip implants, development of our surgical navigation systems, development of our computer vision algorithms and continued mechanical testing of our implants.

Employees

The company currently has 2 full-time employees that work out of our headquarters at 53 Bridge Street, Unit 507, Brooklyn, New York, 11251.

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Regulation

Medical products and devices are regulated by the Food and Drug Administration (the “FDA”) in the United States and can be regulated by foreign governments for devices sold internationally. The Federal Food, Drug and Cosmetic Act and regulations issued by the FDA regulate testing, manufacturing, packaging, and marketing of medical devices. Under the current regulations and standards, we believe that our products and devices are subject to general controls, including compliance with labeling and record-keeping rules. In addition, our medical devices require pre-market clearance, which for our products and devices will require a 510(k) premarket notification submission.

Further, our manufacturing processes and facilities are also subject to regulations, including the FDA’s QSR requirements (formerly Good Manufacturing Practices). These regulations govern the way we manufacture our products and maintain documentation for our manufacturing, testing and control activities. In addition, to the extent we manufacture and sell products abroad, those products are subject to the relevant laws and regulations of those countries.

Finally, the labeling of our products and devices, our promotional activities and marketing materials are regulated by the FDA and various state agencies. Violations of regulations promulgated by these agencies may result in administrative, civil or criminal actions against us or our manufacturers by the FDA or governing state agencies.

Today, Monogram has not yet received clearance to market its products in the United States (FDA) or internationally, and as such is not currently selling and distributing any products. Monogram has engaged a regulatory consulting group, “Musculoskeletal Clinical Regulatory Advisers, LLC” to assist with its 510(k) premarket notification submission for our system of products and technology. We hope to submit to the FDA our 510(k) premarket notification submission within three years of the closing of this offering, and expect approval by the FDA within 12 months of submission. As such, the company expects FDA approval of its 510(k) premarket notification within 4 years of the closing of the offering. Notably this timeline assumes no request for clinical data from the FDA, and assumes that we raise at least $7,000,000 in this offering. Please see our “Risk Factors” regarding risks related to our company if such a clinical data request occurs.

Intellectual Property

Monogram Orthopaedics does not currently hold any issued patents or trademarks. We have licensed from Mount Sinai the following patent applications, which is currently under review:

ID Type	Number	Title	Filing Date
International Publication Number	WO 2017/177182 Al	APPARATUS, METHOD AND SYSTEM FOR PROVIDING CUSTOMIZABLE BONE IMPLANTS	October 6, 2015
U.S. Provisional Patent Application Number	62/811,811,855	CUSTOMIZED TIBIAL TRAYS CONTACTABLE WITH AN UNDERLYING CORTICAL BONE, METHODS, AND SYSTEMS FOR KNEE REPLACEMENT”	February 28, 2019
U.S. Provisional Patent Application Number	62/834,692	CUSTOM HIP DESIGN AND INSERTABILITY ANALYSIS	April 16, 2019

In addition to the above, we have submitted the following 2 provisional patent applications:

•	5247.005P– ROBOT MOUNTED CAMERA REGISTRATION AND TRACKING SYSTEM FOR ORTHOPEDIC AND NEUROLOGICAL SURGERY

•	5247.003P- A SYSTEM AND METHOD FOR INTERACTION AND DEFINITION OF TOOL PATHWAYS FOR A ROBOTIC CUTTING TOOL

Litigation

From time to time, the company may be involved in a variety of legal matters that arise in the normal course of business. The company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise. See “Risk Factors” for a summary of risks our company may face in relation to litigation against our company.

THE COMPANY’S PROPERTY

 The company leases office space at 53 Bridge Street, Unit 507, Brooklyn, NY 11201 which serves as its headquarters. Monogram intends to lease distribution facilities in the future.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2017 and December 31, 2018 should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Monogram Orthopaedics, Inc. is developing a product solution architecture for enabling mass personalization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms. The company has a working navigated robot prototype that can optically track a simulated surgical target and execute auto-generated cut paths for high precision insertion of patient specific implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

Results of Operations

Year ended December 31, 2018 Compared to Year ended December 31, 2017

The company is in an early stage of development.  The company did not generate revenues for the years ended December 31, 2018 and 2017.

Our costs and expenses currently consist of general and administrative expenses consisting primarily of salaries, travel and office expenses of administrative employees and contractors, software license fees, and other overhead expenses. It should be noted that the first recorded transactions in the 2017 fiscal year on April 19, 2017, so for the purposes of comparison 2017 shows approximately 8 months, 15 days of recorded transactions and 2018 shows 12 full months of recorded transactions. Despite this the company was still able to decrease costs and expenses in full year-over-year comparisons. Costs and expenses totaled $619,170 for the year ended December 31, 2018 compared to $622,090 for the year ended December 31, 2017, a decrease of 0.5%, primarily due to:

•	General and administrative expenses decreased to $101,679 for the year ended December 31, 2018 from $124,704 for the year ended December 31, 2017, an 18.4% decrease, due primarily to reductions in salaries and payroll taxes, reductions in insurance premiums, small medical equipment purchases, advertising and marketing;

•	Wages and payroll related expenses decreased to $378,523 for the year ended December 31, 2018 from $400,541 for the year ended December 31, 2017, a 5.5% decrease primarily due to reductions in company personnel in 2018;

•	Legal and professional services expenses increased to $104,114 for 2018 from $44,757 for 2017, an increase of 132.6% due to fees incurred in connection with the issuances of convertible notes, intellectual property filings and contract negotiations as well as in connection with retaining the services of a regulatory consulting firm;

•	Research and development costs decreased to $31,700 for 2018 from $48,317 for 2017, a 34.4% decrease, due to the completion of the “Mechanical Testing of a Novel 3D-Printed Femoral Stem Under Dynamic Loading” study conducted by the UCLA Orthopaedic Biomechanics Laboratory (also known as the Orthopaedic Institute for Children); and

Other expenses increased to $93,098 for 2018 from $36,905 for 2017, an increase of 152.3%. This increase was primarily due to:

•	Interest expenses increasing to $62,184 for 2018 from $23,612 for the year ended December 31, 2017, an increase of 163.4% primarily due to the issuance of additional convertible notes see “—Liquidity and Capital Resources” below; and
•	Depreciation expense increasing to$30,957 for 2018 from $13,345 for 2017, an increase of 8.1%, due to depreciation related to the purchase of a second robot in late 2017 and other equipment purchased in 2017 and 2018 that were not subject to a full year of depreciation in 2017.

As a result of the foregoing, the company generated a net loss of $712,268 for 2018 compared to a net loss of $658,995 for 2017, an 8.1% increase in net loss.

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Since the end of the period covered by our financial statements, our legal and professional, research and development, payments to contractors, and marketing and advertising expenses are expected to increase in connection with this Offering. Our expenses related to wages and payroll taxes have temporarily decreased due to employees voluntarily deferring wages and temporary reductions in headcount. We expect wages and payroll tax expenses to increase following this Offering. We expect rent to decrease following a move to a less expensive facility.

Liquidity and Capital Resources

At December 31, 2018 the company’s cash on hand was $922,108. The company is not generating revenues and requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception, and as of December 31, 2018, had negative working capital of $1,430,172 and a stockholders’ deficit of $1,391,026. The company has historically been capitalized by contributions from related parties and its officers and directors. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Depending on the number of shares of our Series A Preferred Stock we sell in this offering, we may be required to amend our certificate of incorporation to authorize additional shares of common stock or preferred stock to raise additional capital through future issuances of the company’s equity.

The company estimates that if it raised the maximum amount sought in this Offering, it could continue its current rate of operations through October 2019 without raising additional capital.

Issuances of Equity and Convertible Notes

Since inception, the company has funded operations through the issuance of equity securities and convertible notes. Between 2017 and 2018, the company issued convertible promissory notes for total proceeds of $2,152,000. The accrued interest on these notes was $85,795 as of December 31, 2018.

The company received total proceeds of $2,803 from issuances of Common Stock in 2017. The company did not receive any proceeds from issuances of Common Stock in 2018.

Indebtedness

The company has entered into convertible notes in the combined principal amount of $2,152,000. Convertible notes comprising $1,830,000 of the $2,152,000 bear interest at 6% per year. Convertible notes comprising $322,000 of $2,152,000 bear interest at 4% per year.

The notes mature at various times from October 16, 2019 through December 24, 2020. Certain of these notes are secured by all of the company’s assets. If Monogram were to default on any of these notes, the noteholders have the option to convert the note into shares of Common Stock of Monogram, or cause the principal and interest of the notes to become immediately due and payable. The secured interest of these notes is solely for repayment of notes upon liquidation of the company, and therefore the company would not be compelled to allow the lender to take possession of its assets if the lender elects to convert the note into shares of the company’s Common Stock.

The combined principal amount and the accrued interest of these notes was $2,152,000 and $85,795 as of December 31, 2018, respectively.

The company currently has no material commitments for capital expenditures.

Plan of Operations and Milestones

We are not yet operational, and have yet to generate any revenues. We have established the following milestones in our plan of operations for the next 12 months:

•

If we raise the minimum amount set out in “Use of Proceeds,” we will formally engage our development partners to begin the development of the Monogram technologies with the intent to file for Section 510(k) clearance with the FDA. The scope of technologies we intend to file will depend on the level of funding. At a minimum we intend to submit our robotic system, and depending on capital we will submit applications for our knee and/or hip implants. We anticipate that we will file the respective technologies to the FDA within three (3) years of the closing of the minimum offering amount (i.e. 510(k) premarket notification submission). The company does not believe it would be able to obtain full FDA approval of its products and technology if only the minimum of $2,750,000 is raised in this offering. The company believes that the minimum raise would maintain viability of the company and position it to advance farther towards FDA approval. We would seek additional capital through private offerings to accredited or institutional investors to secure the additional capital necessary to reach FDA approval, which we estimate would be $7 million.

•

Following the closing of the minimum offering, we intend to search for and hire a Director of Engineering (for which we have already engaged a recruiter) and anticipate hiring such a position within one month of the closing of this offering. Management will work closely with the Director of Engineering to resource product development with the intent of filing the respective technologies with the FDA within three years. The Director of Engineering would be responsible for supporting the implementation of a Quality Management System within 12 months of being hired.

•

Within twelve months of submitting our 510(k) application with the FDA we anticipate we would (pending favorable reception and $7 million in total financing secured) be able to legally market our products and technology within seven (7) years of the close of this offering.

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•	Within 6 months of receiving FDA approval, we anticipate will be able to begin building out our distribution and sales channels.
•

Assuming we raise $2.75 million in this offering, we do not anticipate we will have adequate funding to obtain an FDA approval for the robot without additional capital. We estimate that a minimum of $7 million will be needed to obtain an FDA approval for the robot assuming no clinical data requests. If we raise $7 million, we anticipate being able to start delivering our surgical robots for insertion of generic implants within four (4) years of the close of this offering, assuming no clinical data requests from the FDA. It is management’s belief that proceeds in excess of $7 million would allow us to pursue faster approval timelines with the FDA and subsequent commercialization. Assuming we raise $12 million in this offering, it is the belief of management that we could commercialize our surgical robot and/or custom patient specific tibia implant in a shorter timeframe– i.e., within three (3) years of the closing of this offering, assuming no clinical data requests from the FDA or other unforeseen complications. In the event we raise $20 million in this offering, it is the belief of management that we could commercialize our surgical robot and/or custom patient specific tibia implant and/or custom patient specific hip implant within two (2) to (3) years of the closing of this offering, assuming no clinical data requests from the FDA or other unforeseen complications. As identified in our “Risk Factors”, our timeline to commercialization is dependent on the FDA review process. We cannot provide a guarantee for how long it will take, only our beliefs and estimates. We expect to generate revenues within a year of FDA approval.

Image: Timeline to FDA Approval Assuming No Clinical Data Requests and $7 million in Proceeds (in Years)

We believe the minimum offering amount of proceeds from this offering will satisfy our cash requirements to implement our plan of operations.

Trend Information

Our primary addressable market is for reconstructive hip and knee procedures, specifically primary Total Hip Arthroplasty (“THA”) and primary Total Knee Arthroplasty (“TKA”) procedures. Reconstructive joint replacement procedures are intended to replace diseased or damaged bone with fabricated implants designed to restore patient function. Management of the company has reviewed third party reports which identify According to iData Research, Inc. of Vancouver, British Columbia, it is estimated that approximately 448,700 THA and 805,500 TKA procedures where were conducted in the United states in 2017, compared to 441,100 THA procedures and 770,100 TKA procedures in 2016. The represents a year-over-year increase in surgical volume from 2016 to 2017 of 4.0% for THA procedures and 4.6% for TKA procedures. Generally, the fabricated implants are surgically inserted and fixation is achieved via cement or osseointegration (“press-fit”, “cementless”, “uncemented”). Monogram is focusing its developments on cementless knee fixation.

Joint reconstruction and musculoskeletal care are widely recognized as highly effective treatments as measured by the rates of long-term survivability. As such we expect the procedure volumes to continue to grow with strong demographic tailwinds. Industry publications identify the global market for Knee Joint Reconstruction Sales in 2017 was estimated to be $8.7bn and the global market for Hip Joint Reconstruction Sales was estimated to be $7.2bn in the same period. Those same publications projected the market for Knee Joint Reconstruction Sales to increase to $10.4bn by 2022 and projected the market for Hip Joint Reconstruction Sales to increase to $8.1bn by 2022. While insurers and other healthcare providers such as Centers for Medicare & Medicaid Services ("CMS") seem to recognize that these procedures are generally effective at returning patients to productivity, pressures persist to improve quality and reduce cost. We believe these pressures are a potential tailwind for technologies that help surgeons achieve reproducible, total “episode of care” positive outcomes (reducing length of stay, reducing revision surgeries, supporting better patient outcomes, etc.).

The push for reproducible positive outcomes has been positive for the adoption of computer assisted surgical robotics. Despite this robot adoption is still early. We believe that robotic adoption and the penetration of computer assistive tools remains in the earlier stages of adoption. For instance, in public information available from its Q4 2018 earnings call, Stryker Corporation indicated that it had performed 15,500 Total Knee procedures in the quarter. Also, at the Evercore HEALTHCONx Healthcare Conference on November 28, 2018, Styker executives indicated that there were approximately 600 robots installed globally but 5,000 hospitals in the US alone that are a target for a least one robot.

It should be noted that the emergence of 3D printing technologies allow manufacturers to print porous structures directly into implants. As identified in the above industry studies, it is our view that the growth and demand for press-fit uncemented implants is increasing. Further, we believe that the combination of robotics and 3D printing appears to be highly synergistic because of the benefits of precision bone preparation for press-fit implants. Moreover, we believe that advances in 3D printing will continue to improve the mechanical properties and viability of 3D printed implants in a range of applications.

In conclusion, it is our view that computer assisted robotic procedures will continue to increase market penetration and improve. Advances in image processing, navigation, robotics, and advanced manufacturing are favorable developments.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

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•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Executive Officers
Benjamin Sexson	Chief Executive Officer, President	34	April 2018	N/A
Directors
Benjamin Sexson	Director	34	April 2018	N/A
Dr. Douglas Unis	Director	44	April 2016	4
Rick Van Kirk (1)	Director	36	April 2016	0 (Approximately 8 hours per year)

(1)	Mr. Van Kirk was elected by Pro-Dex, Inc. pursuant to rights granted to Pro-Dex. Inc. via the secured promissory note agreement filed as Exhibit 6.9 to this Offering Circular. The agreement provides that Pro-Dex, Inc. shall have the right to appoint one director of the company so long as Pro-Dex, Inc. holds the note or any of the securities issuable upon conversion of the note.

Benjamin Sexson, CFA – CEO and Director

Benjamin Sexson is the Chief Executive Officer and a Director of Monogram Orthopedics, and has served in such capacities since he joined the company in April 2018. and has Prior to joining Monogram, Mr. Sexson served as the Director of Business Development at Pro-Dex, Inc., one of the largest OEM manufacturer of Orthopedic Robotic End-Effectors in the world from October 2015 to April 2018. In his tenure at Pro-Dex, Mr. Sexson was responsible for helping support the development, management and launch of the company’s first ever custom proprietary product solution and successfully negotiating the highest margin distribution agreements with a major strategic partner. In addition, Mr. Sexson helped secure and negotiate two additional major development agreements and has helped expand the company’s addressable markets from powered surgical tools in CMF to Thoracic, Trauma, Spine and Extremities as well as other product applications. Mr. Sexson is a named inventor on multiple patent applications at Pro-Dex. Prior to joining Pro-Dex, Mr. Sexson started Brides & Hairpins, a successful B2B retail brand that currently supplies Nordstrom, Bloomingdales, Urban Outfitters. Prior to that, Mr. Sexson worked in various finance positions and is a CFA Charterholder. Mr. Sexson graduated with honors from Caltech with a Bachelor’s Degree in Mechanical Engineering in 2006.

Dr. Douglas Unis – Founder and Director

Dr. Douglas Unis is a board certified orthopedic surgeon specializing in adult reconstructive surgery and is the founder and Chief Medical Officer of Monogram Orthopedics, Inc. Dr. Unis founded Monogram Orthopedics in 2015, and has served as a Director of the company since its inception. Dr. Unis has served as an Associate Professor at the Icahn School of Medicine since November 2015 and has been a practicing surgeon since 2004. He began serving as an Assistant Professor at Icahn School of Medicine at Mount Sinai in March 2014, until becoming an Associate Professor in November 2015. Dr. Unis has consulted with many leading orthopedic companies including Zimmer Biomet and Think Surgical. Prior to founding Monogram Orthopaedics, Dr. Unis was a consultant with Think Surgical, working with them for over 4 years to help with the development of their robotic total hip and knee arthroplasty system. Dr. Unis is widely recognized as a leader and innovator in the NYC area having performed the regions’ first muscle sparing anterior total hip replacement in 2005. Dr. Unis earned his BA from Duke University and Doctor of Medicine from Case Western Reserve University and later completing his residency at Northwestern University and a fellowship from Rush University in Adult Reconstruction.

Rick Van Kirk – Director

Mr. Richard L. Van Kirk is a Director of Monogram, and has served in this capacity since our inception. He is the Chief Executive Officer of Pro-Dex, Inc. (“Pro-Dex”), the largest OEM manufacturer of Orthopedic Robotic End-Effectors on the market. Mr. Van Kirk also serves on Pro-Dex’s Board of Directors. Mr. Van Kirk was appointed to the Board of Directors of Pro-Dex concurrent with his appointment as it’s CEO in January 2015. He joined Pro-Dex in January 2006 and was named Pro-Dex’s Vice President of Manufacturing in December 2006. In April 2013 he was appointed as the Chief Operating Officer of Pro-Dex. Mr. Van Kirk’s career includes over 13 years of management experience in manufacturing. Mr. Van Kirk previously served as Manufacturing Manager and Manager of Product Development at Comarco Wireless Technologies, ChargeSource Division, which provides power and charging functionality for popular electronic devices and wireless accessories. Prior to Comarco, Mr. Van Kirk was General Manager at Dynacast, a leader in precision die casting. Mr. Van Kirk earned a BA in Business Administration at California State University, Fullerton and an MBA from Claremont Graduate School.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2018, we compensated our three highest-paid directors and executive officers as follows:

Name and Position	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)	Total compensation ($)
Benjamin Sexson, CEO, Director	-	-	(1)	-	-
Dr. Douglas Unis, Director	Consultant	35,000	(2)	-	35,000
Rick Van Kirk, Director	-	-	(3)	-	-

(1)	The company has entered into an Employment Agreement with its CEO, Benjamin Sexson, which is included as Exhibit 6.2. The agreement provides for an annual base salary of $70,000, which is subject to increase upon the occurrence of two events. The first of these events is the receipt by the company of $500,000 in financing from Mount Sinai. As of the date of this offering circular, this event has already occurred, and Mr. Sexson’s annual base salary increased to $120,000. The second of these events is the company’s close of a round of equity financing of at least $5,000,0000 on or prior to December 31, 2019, which would increase Mr. Sexson’s base salary to $250,000 per year. In addition, Mr. Sexson is eligible to earn an annual bonus in an amount of 50% of his aggregate base salary earned in such year, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the company’s Board. Additionally, Mr. Sexson is entitled to severance payments by the company equal to six months' of his base salary at the time of his termination if he is terminated without cause. Mr. Sexson earned an annual salary of $70,000 from April 29, 2018 – December 20, 2018, totaling $45,260.27 and an annual salary of $120,000 from December 21, 2018 – December 31, 2018, totaling $3,616.44. However, Mr. Sexson opted to defer payment of his salary, and on February 11, 2019 loaned to the company the amount owed to him in the form of a promissory note for $48,000 (See Exhibit 6.14). The remaining $876.71 is still deferred. Mr. Sexson’s salary increased to $120,000 on December 21, 2018 as a result of the company raising $500,000 of new financing as defined in the terms of his employment agreement. (See Exhibit 6.2). Mr. Sexson has opted to defer 62.5% of his current monthly salary, or $6,250 per month out of the $10,000 monthly salary he is owed. As of June 30, 2019, Mr. Sexson’s total deferred salary in 2019 is $37,500.

(2)	Mr. Unis earned consulting fee of $35,000 in 2018 in consideration for his services as a consultant to the company, pursuant to the Consulting Agreement between Mr. Unis and the company (See Exhibit 6.1). Mr. Unis receives no compensation for his services as a director.

(3)	Mr. Van Kirk was elected by Pro-Dex, Inc. pursuant to rights granted to Pro-Dex. Inc. via the secured promissory note agreement filed as Exhibit 6.9 to this Offering Circular. The agreement provides that Pro-Dex, Inc. shall have the right to appoint one director of the company so long as Pro-Dex, Inc. holds the note or any of the securities issuable upon conversion of the note.

For the fiscal year ended December 31, 2018, we paid our directors as a group (3) $0. There are three directors as of the date of this offering circular.

Other than cash compensation, no other compensation was provided to the executive officers or directors in their capacities as officers and directors of the company.

On May 7, 2019, the company adopted an incentive plan (the “2019 Stock Option and Grant Plan” or “Plan”), which reserves 50,000,000 shares of common stock for issuance under the Plan and 15,000,000 shares allowed for issuance pursuant to Incentive Stock Options. As of the date of this offering circular, the company has granted 48,927,010 shares to Benjamin Sexson under the Plan, 18,347,628 of which have been issued. As a result of the 25-for-1 reverse split effected May 28, 2019, the 18,347,628 shares issued to Mr. Sexson under the Plan were reduced to 733,905, and the 48,927,010 grant of shares to Benjamin Sexson was reduced to 1,957,080. In addition, the shares reserved under the Plan and the shares allowed for issuance pursuant to Incentive Stock Options were proportionally reduced to 2,000,000 and 600,000, respectively.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of May 31, 2019, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of the company’s Common Stock.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable		Percent of class
Benjamin Sexson, 53 Bridge Street, Unit 507, Brooklyn, NY 11201 (3)	Common Stock	1,957,080	(1)	160,000	(2)	44.22%
Dr. Douglas Unis, 53 Bridge Street, Unit 507, Brooklyn, NY 11201	Common Stock	1,853,752	(1)	189,676	(2)	42.48%
The Icahn School of Medicine at Mount Sinai, 1 Gustave L. Levy Pl, New York, NY 10029 (4)	Common Stock	604,763		0	(4)	12.00%

(1)	Includes unvested shares of Common Stock granted pursuant to Restricted Stock Purchase Agreements between the company and Mr. Sexson and Dr. Unis.
(2)	The acquirable shares for Mr. Sexson are comprised of stock options granted pursuant to the company’s Plan. The acquirable shares for Dr. Unis are comprised of stock options granted pursuant to the company’s Plan and a portion of shares that are to be issued to Dr. Unis from Mount Sinai pursuant to the terms of the Licensing Agreement. (See (4) below).
(3)	Pursuant to Mr. Sexson’s employment agreement, Mr. Sexson is entitled to pre-emptive rights permitting him preserve his vested equity position in the company in the event of any additional issuances of company common stock (or securities convertible into common stock), at a per-share price equal to the then current fair market value, as reasonably determined by the Board. Mr. Sexson does not intend to exercise this pre-emptive right.
(4)	Pursuant to the Licensing Agreement between the company and Mount Sinai, Mount Sinai has the right to maintain 12% of the fully-diluted outstanding Common Stock of the company until the company receives an aggregate of $10,000,000 in cash in exchange for its equity securities. Dr. Unis, Mr. Costa, Mr. Somani and the Icahn School of Medicine at Mount Sinai have each agreed, pursuant to a separate agreement to which the company is not a party, to split that 12% as follows: 7.4% to Mount Sinai, 1.6% to Dr. Unis, 1%, to Mr. Somani, and 0.4% to Mr. Costa, with the remaining 0.6% going to the laboratory in which the intellectual property that is the subject of the Licensing Agreement was generated. However, as of the date of this Offering Circular, all of the shares issued pursuant to the Licensing Agreement are held by Mount Sinai. In addition, Mount Sinai’s holdings currently equal 12% of the company’s outstanding common stock, and therefore has been issued all shares due to it under the terms of the Licensing Agreement. See “Interest of Management in Certain Transactions” for further information on this Licensing Agreement.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On October 10, 2017, the company entered into an Exclusive Licensing Agreement (the “Licensing Agreement”) with Icahn School of Medicine at Mount Sinai (“Mount Sinai”), an entity which is affiliated with one of our Directors, Doug Unis, who is employed as an associate professor at Mount Sinai. The Licensing Agreement grants Monogram a revenue-bearing, world-wide right and (a) exclusive license, with the right to grant sublicenses (on certain conditions) to certain intellectual property relating to customizable bone implants and surgical planning software and (b) non-exclusive license, with the right to grant sublicenses on certain conditions, to certain technical information for the exploitation of the intellectual property in its field of use and (c) royalty-free, irrevocable license for certain derivative works to be used either commercially outside the field of use or teaching, patient care or non-commercial academic research purposes. Mount Sinai was granted equity in the company pursuant to the Licensing Agreement, along with the right to maintain 12% of the fully-diluted outstanding Common Stock of the company until the company receives an aggregate of $10,000,000 in cash in exchange for its equity securities. As stated above under “Security Ownership of Management and Certain Securities Holders”, Dr. Unis, Mr. Costa, Mr. Somani and the Icahn School of Medicine at Mount Sinai have each agreed, pursuant to a separate agreement to which the company is not a party, to split that 12% as follows: 7.4% to Mount Sinai, 1.6% to Dr. Unis, 1%, to Mr. Somani, and 0.4% to Mr. Costa, with the remaining 0.6% going to the laboratory in which the intellectual property that is the subject of the Licensing Agreement was generated. As of the date of this offering circular, all shares issuable to Mount Sinai pursuant to the terms of the Licensing Agreement have been issued. Pursuant to the terms the Licensing Agreement (and the Amendment thereto filed as Exhibit 6.24), we must have a first commercial sale our products within seven (7) years of the Effective Date of the agreement, or by October 10, 2024. Failure to meet this deadline would constitute a breach of our agreement, and Mount Sinai would have the right to give us a notice of default, and could ultimately terminate the Licensing Agreement if we fail to cure this default within sixty (60) days.

In addition, as part of the Licensing Agreement, we are obligated to enter into a stock purchase agreement with Mount Sinai for the shares of Common Stock already issued to Mount Sinai. We have not begun negotiating that stock purchase agreement with Mount Sinai, but are required to enter into such an agreement before September 22, 2019. The stock purchase agreement will include “reasonable or customary agreements reasonably required by any future institutional equity investors with respect to the voting of its common stock, and regarding subjecting the common stock held by [Mount Sinai] to rights of first refusal and co-sale…”.

On March 18, 2019, the company entered into an option agreement (the “Option Agreement”) with Mount Sinai pursuant to which the company was granted an option to license additional intellectual property rights under the terms and conditions as set forth in the aforementioned Licensing Agreement. The company exercised this option on March 26th, 2019 for an exercise fee of $1,000. (See Exhibit 6.18 for further information.) The intellectual property licensed pursuant to this Option Agreement is detailed under “Description of Business – Intellectual Property”. Since this Option Agreement is governed by the terms of the Licensing Agreement, any termination of the Licensing Agreement would automatically terminate this Option Agreement.

Payments under the agreement include: annual license maintenance fees, milestone payments (upon completion of certain events, such as FDA Clearance of Monogram’s custom implants), running royalties (subject to certain adjustments) and sublicense fees.

On December 20, 2018, the company entered into a development and supply agreement with Pro-Dex, Inc., whereby Pro-Dex, Inc. and the company agreed, subject to certain conditions, to negotiate and endeavor to enter into a future agreements through which Pro-Dex, Inc. would develop and supply end-effectors, gearing, and saws, and other surgical products to Monogram. Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram. The conditions to enter into the future development and supply agreements are (i) the raise of at least $5,000,000 in equity capital through the issuance of Common Stock or Preferred Stock by Monogram on or before October 19, 2019, and (ii) the entry into a separate modification agreement regarding the terms of the convertible note issued by Monogram to Pro-Dex, Inc. Monogram and Pro-Dex, Inc. have entered into that modification agreement, dated December 20, 2018, as detailed further below. Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram.

On May 8, 2017, the company issued a convertible promissory note to Ronald Lennox, former CEO and President of Monogram, in the principal amount of $56,000. The note bears interest at 4% per year with balance due and payable on December 31, 2019. On November 9, 2017, the company issued another convertible promissory note to Ronald Lennox in the principal amount of $20,000. The note bears interest at 4% per year with balance due and payable on December 31, 2019.

On June 23, 2017, the company issued a convertible promissory note to Doug Unis, a Director of Monogram, in the principal amount of $50,000. The note consisted of two proposed tranches, one for $28,000 and a second tranche for $22,000, the release of which was subject to the achievement of certain milestones. The second $22,000 tranche was never contributed under this note. The note bears interest at 4% per year with balance due and payable on June 23, 2019.

On January 19, 2018, the company issued a convertible promissory note to American IRA, LLC FBO Julia Jordan IRA, of which Doug Unis is an assign, in the principal amount of $28,000. The note bears interest at 4% per year with balance due and payable on January 19, 2020. Julia Jordan is Doug Unis’s wife.

On May 30, 2018, the company issued a convertible promissory note to Doug Unis, a Director of Monogram, in the principal amount of $15,000. The note bears interest at 4% per year with balance due and payable on May 30, 2020.

On April 19, 2017, the company issued a convertible promissory note to Pro-Dex, Inc., in the principal amount of $800,000. Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram. The company and Pro-Dex, Inc. subsequently amended the terms of the note via an agreement dated December 20, 2018. The note currently bears interest at 6% per year with balance due and payable on October 19, 2019. Pursuant to the amendment agreement between Pro-Dex, Inc. and the company dated December 20, 2018, the company also granted Pro-Dex, Inc. a right of first refusal to purchase an amount equal to 10% of any capital stock offered for sale by the company, subject to certain limitations and exclusions. This right shall continue until a closing of a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933 in which gross proceeds raised by Monogram equal or exceed $30,000,000. The company also granted Pro-Dex, Inc. the right to appoint one (1) director to the Board of Monogram so long as the note is outstanding. That director is Rick Van Kirk, who currently serves as a director of our company

On December 20, 2018, the company issued warrants to Pro-Dex, Inc. to purchase up to 5% of the outstanding Common Stock and Preferred Stock of the company as of the date of the exercise, calculated on a post-exercise basis. The warrants have an exercise price of $1,250,000, and may be exercised at any time prior to (i) December 20, 2025, (ii) the closing of an initial public offering of the company’s securities, or (iii) a liquidation event by the company. Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram.

On February 11, 2019, the company issued a convertible promissory note to Ben Sexson, Director and CEO of Monogram, in the principal amount of $48,000. The note bears interest at 4% per year with balance due and payable on February 11, 2020.

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SECURITIES BEING OFFERED

General

The company is offering shares of Series A Preferred Stock in this offering. The Series A Preferred Stock may be converted into shares of the Common Stock of the company at the discretion of each investor, or automatically upon the occurrence of certain events, like an initial public offering. The company is therefore qualifying up to 5,000,000 shares of Series A Preferred Stock, convertible into 5,000,000 shares of Common Stock, under the Offering Statement of which this Offering Circular is a part.

The following description summarizes the most important terms of the company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of Monogram’s amended certificate of incorporation and bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of Monogram’s capital stock, you should refer to the amended and restated certificate of incorporation and bylaws of the company and to the applicable provisions of Delaware law.

The authorized capital stock of the company consists of Common Stock, par value $0.001 per share, and Preferred Stock, par value $0.001 per share. Following an amendment to our Certificate of Incorporation on September 10, 2019, the total number of authorized shares of Common Stock of Monogram is 13,225,000 and the total number of authorized shares of Preferred Stock is 7,850,000, all of which is designated as Series A Preferred Stock. Prior to this amendment, our authorized shares included 13,025,000 shares of Common Stock, and 7,250,000 shares of Preferred Stock, all of which were designated as Series A Preferred Stock.

As of September 10, 2019, the outstanding shares of the company included:

Class	Authorized	Issued and Outstanding
Series A Preferred Stock	7,850,000	0
Common Stock	13,225,000	4,787,704

On May 7, 2019, the company adopted an incentive plan (the “2019 Stock Option and Grant Plan” or “Plan”), which reserves 50,000,000 shares of common stock for issuance under the Plan and 15,000,000 shares allowed for issuance pursuant to Incentive Stock Options. As of the date of this offering circular, the company has granted 48,927,010 shares to Benjamin Sexson under the Plan, 18,347,628 of which have been issued. As a result of the 25-for-1 reverse split effected May 28, 2019, the 18,347,628 shares issued to Mr. Sexson under the Plan were reduced to 733,905, and the 48,927,010 grant of shares to Benjamin Sexson was reduced to 1,957,080. In addition, the shares reserved under the Plan and the shares allowed for issuance pursuant to Incentive Stock Options were proportionally reduced to 2,000,000 and 600,000, respectively.

Provisions of Note in Our Certificate of Incorporation

Our Certificate of Incorporation includes a forum selection provision that requires any claims against the company by stockholders not arising under the federal securities laws to be brought in the Court of Chancery State in the state of Delaware. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted this provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company.

Common Stock

Voting Rights

Each holder of the company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors. In addition, holders of our Common Stock are entitled to vote as a separate class for the election of two (2) directors of the company’s Board of Directors. Holders of our Preferred Stock may not vote on the election of these directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the company’s Restated Articles. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the company, the holders of the Common Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the company. Holders of the Series A Preferred Stock are entitled to a liquidation preference that is senior to holders of the Common Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common Stock.

Series A Preferred Stock

Voting Rights

Each holder of the company’s Series A Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, subject to the following restrictions:

•	The holders of our Common Stock are entitled to elect two (2) directors to the company’s Board of Directors as a standalone class. The Preferred Stockholders may not exercise any voting rights in the election of these directors.

Holders of our Preferred Stock specifically have the right to vote with the holders of the Common Stock to elect:

•	one (1) independent director to the company’s Board of Directors; and
•	any additional directors to the company’s Board of Directors after the elections outlined above.

Each holder of Series A Preferred Stock will be entitled to one vote for each share of Common Stock into which such share of Preferred Stock could be converted. Fractional votes will not be permitted and if the conversion results in a fractional share, it will be disregarded.

Additionally, the holders of the Series A Preferred Stock are entitled to certain protective provisions that require the company to obtain the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock prior to effecting certain corporate actions, comprised of the following:

(a)	alter the rights, powers or privileges of the Preferred Stock in a way that adversely affects the Preferred Stock;

(b)	increase or decrease the authorized number of shares of any class or series of capital stock;

(c)	authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Certificate of Incorporation of the company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)	redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)	declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)	increase or decrease the number of directors of the company;

(g)	liquidate, dissolve, or wind-up the business and affairs of the company

31

Dividend Rights

Holders of Series A Preferred Stock will be entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of the Common Stock. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Shares of Series A Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of Common Stock per share of Series A Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Series A Preferred Stock will automatically convert into Common Stock:

i)	immediately prior to the closing of a firm commitment underwritten public offering of the company’s Common Stock on Form S-1, registered under the Securities Act, at a per share price not less than the Original Issue Price (as defined below) adjusted for any stock dividends, combinations, splits, recapitalizations and the like, for a total offering proceeds $5,000,000 or more (before deduction of underwriters commissions and expenses); or
ii)	upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis.

In either of these events, the shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events (each a “Deemed Liquidation Event”) such as the sale or merger of the company, all holders of Series A Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Series A Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like (the “liquidation preference”) plus any declared but unpaid dividends with respect to such shares or (b)  such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Initially, the liquidation preferences for the shares of Series A Preferred Stock will be $4.00 per share (the “Original Issue Price”).

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Series A Preferred Stock, the remaining assets of the company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Drag Along Right

The investors’ rights agreement that investors will execute in connection with the offering contains a “drag-along provision” related to the certain events, such as the sale, merger or dissolution of the company (a “Liquidating Event”). Investors who purchase Series A Preferred Stock agree that, if the board of directors, the majority of the holders of the company’s Common Stock, and the majority of the holders of the company’s Series A Preferred Stock vote in favor of such a Liquidating Event, then such holders of Series A Preferred Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to Liquidating Event, and deliver any documentation or take other actions reasonably requested by the company or the other holders in connection with the Liquidating Event.

32

Information Rights

The company also agrees in the investors’ rights agreement to grant certain information rights to investors in this offering that invest $50,000 or more in this offering (“Major Purchasers”). The information rights provided to Major Purchasers include: (1) annual unaudited financial statements for each fiscal year of the company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the company (except the last quarter of the company’s fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions.

Additional Rights and Participation Rights

The investors’ rights agreement that investors will execute in connection with the offering grants investors and their transferees certain rights in connection with the company’s next equity offering. If in its next equity offering after the date that an investor executes the investors’ rights agreement (the “Next Financing”) the company issues securities that (a) have rights, preferences or privileges that are more favorable than the terms of the Series A Preferred Stock or (b) provide all such future investors in the Next Financing contractual terms such as registration rights, the company agrees to provide substantially equivalent rights to the investor with respect to the Series A Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), including the amount of the Series A preferred stock liquidating distributions, through the investor’s proxy, if applicable, subject to the investor’s execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (the “Next Financing Documents”), provided that certain rights may be reserved for investors with a minimum amount of investment in the Next Financing. Upon the execution and delivery of the Next Financing Documents, the investors’ rights agreement (excluding any then-existing and outstanding obligations) will be automatically amended and restated by and into the Next Financing Documents and will be terminated and of no further force or effect. As a result, the rights of investors who participate in any Next Financing will instead be governed by the Next Financing Documents.

In the investors’ rights agreement, the company also grants investors in this offering participation rights. Investors will have the right of first refusal to purchase the investor’s Pro Rata Share of any New Securities (each as defined below) that the company may issue in the Next Financing. The investor will have no right to purchase any New Securities if the investor cannot demonstrate to the company’s reasonable satisfaction that the investor is at the time of the proposed issuance of New Securities eligible to purchase such New Securities under applicable securities laws. An investor’s “Pro Rata Share” means the ratio of (i) the number of shares of the company’s Common Stock issued or issuable upon conversion of the Series A Preferred Stock owned by the investor, to (ii) that number of shares of the company’s capital stock equal to the sum of (A) all shares of the company’s capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and promissory notes, and (B) all shares of the company’s capital stock reserved and available for future grant under any equity incentive or similar plan.

“New Securities” means any shares of the company’s capital stock to be issued in the Next Financing, including Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock “New Securities” does not include: (i) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (ii) Common Stock or Series A Preferred Stock issued upon conversion of any outstanding convertible notes; a(iii) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the company outstanding as of the date the Offering Statement is qualified by the Commission and any securities issuable upon the conversion thereof; (iv) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (v) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the date the Offering Statement is qualified by the Commission to employees, officers, directors, contractors, consultants or advisers to, the company or any subsidiary of the company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the board of directors; (vi) shares of the company’s Series A Preferred Stock issued in this offering; (vii) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the board of directors; (vii) shares of Common Stock issued or issuable by the company to the public pursuant to a registration statement filed under the Securities Act; and (ix) any other shares of the company’s capital stock, the issuance of which is specifically excluded by approval of the board of directors.

The company will send investors, or investors’ proxies, if applicable, a notice describing the type of New Securities and the price and the general terms upon which the it proposes to issue the New Securities. An investor will have fourteen (14) days from the date of notice, to agree to purchase a quantity of New Securities, up to their Pro Rata Share. If an investor fails to exercise in full the right of first refusal within the 14-day period, then the company will have one hundred twenty (120) days after that to sell the New Securities with respect to which the investor’s right of first refusal was not exercised. If the company has not issued and sold the minimum amount of New Securities to be sold in the Next Financing within the 120-day period, then the company will not issue or sell any New Securities without again first offering those New Securities to investors in accordance with the terms of the investors’ rights agreement.

Benjamin Sexson, our CEO, is entitled to pre-emptive rights permitting him preserve his vested equity position in the company in the event of any additional issuances of company common stock (or securities convertible into common stock), at a per-share price equal to the then current fair market value, as reasonably determined by the Board. Mr. Sexson does not intend to exercise this pre-emptive right.

Investor Perks

To encourage participation in the Offering, the company is providing specific perks for investors. The company is of the opinion that these perks do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are promotional items or a “thank you” to investors that help the company achieve its mission. However, it is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The company anticipates that the perks for this offering are as follows:

Tier 1 – Available for all investors that have invested at least $1,000

•	Quarterly investor updates

Tier 2 – Available for all investors that have invested at least $25,000

In addition to the Tier 1 perks:

•	Free newly designed Monogram t-shirt (estimated cash value $25).

Tier 3 – Available for all investors that have invested at least $100,000

In addition to the Tier 1 and Tier 2 perks:

•	participation in regularly scheduled quarterly call with Monogram senior management.

Tier 4 – Available for all investors that have invested at least $250,000

In addition to the Tier 1, Tier 2 and Tier 3 perks:

•	Travel and accommodations to Monogram location for an in-person investor tour and a one-time dinner with our management team. Also includes invitation to annual updates (dinners, calls, etc.) with the Monogram senior management team. (Estimated cash value $2,250).

33

MONOGRAM ORTHOPAEDICS, INC.

34

INDEPENDENT AUDITOR’S REPORT

Members of:

WSCPA

AICPA

PCPS

802 N. Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

TF 1-877-264-0485

mail@fruci.com

www.fruci.com

To the Board of Directors and Stockholders
of Monogram Orthopaedics, Inc.

We have audited the accompanying financial statements of Monogram Orthopaedics, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained recurring losses from operations and has significant accumulated and working capital deficits. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monogram Orthopaedics, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 11, the financial statements have been revised to retrospectively reflect the effects of a reverse stock split that occurred subsequent to the issuance of our initial audit report. Our opinion is not modified with respect to this matter.

Spokane, Washington

February 22, 2019, except as to the first paragraph of Note 8, Note 9, Note 11, and the third paragraph of Note 12, for which the date is July 3, 2019

F-1

MONOGRAM ORTHOPAEDICS INC.

Balance Sheets

	December 31, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$922,108	$235,888
Total current assets	922,108	235,888

Equipment, net of accumulated depreciation	262,146	138,188
Total assets	$1,184,254	$374,076

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable
Trade	$257,480	$24,273
Related party	80,005	-
Accrued interest payable	78,568	21,964
Accrued interest payable – related parties	7,227	1,647
Current portion of long-term debt	1,825,000	-
Current portion of long-term debt – related parties	104,000	-
Total current liabilities	2,352,280	47,884

Long-term debt	180,000	900,000
Long-term debt – related parties	43,000	104,000
Total liabilities	2,575,280	1,051,884

Commitments and Contingencies	-	-

Stockholders’ deficit:
Common stock, $.001 par value; 13,025,000 shares authorized, 89,382 and 127,382 shares issued and outstanding in 2018 and 2017, respectively	89	127
Capital in excess of par value	2,146	3,058
Accumulated deficit	(1,393,261)	(680,993)
Total stockholders’ deficit	(1,391,026)	(677,808)
Total liabilities and stockholders’ deficit	$1,184,254	$374,076

Accompanying notes are an integral part of these financial statements

F-2

MONOGRAM ORTHOPAEDICS INC.

Statements of Operations

	Years Ended December 31,
	2018	2017

Revenues	$-	$-

Cost and expenses:
Wages and payroll related expenses	378,523	400,541
General and administrative	101,679	124,704
Marketing and advertising	3,154	3,771
Legal and professional services	104,114	44,757
Research and development	31,700	48,317

Total costs and expenses	619,170	622,090

Loss from operations	(619,170)	(622,090)
Other income (expense)
Interest expense	(62,184)	(23,612)
Depreciation	(30,957)	(13,354)
Interest income	43	61
Total other income (expense)	(93,098)	(36,905)
Net income (loss) before taxes	(712,268)	(658,995)
Income tax	-	-
Net income (loss)	$(712,268)	$(658,995)

Basic and diluted earnings (loss) per share	$(6.89)	$(7.51)
Weighted average number of basic and diluted shares outstanding	103,333	87,778

Accompanying notes are an integral part of these financial statements

F-3

MONOGRAM ORTHOPAEDICS INC.

Statements of Stockholders' Deficit

For the years ended December 31, 2018 and 2017

			Capital in Excess of	Accumulated	Total
	Shares	Amount	Par Value	Deficit	Deficit
Balance, December 31, 2016	—	$—	$	$(21,998)	$(21,998)
Net loss, December 31, 2017	—	—		(658,995)	(658,995)
Sale of common stock	112,096	112	2,691	—	2,803
Stock issued for services	15,286	15	367	—	382
Balance, December 31, 2017	127,382	127	3,058	(680,993)	(677,808)
Net loss, December 31, 2018	—	—	—	(712,268)	(712,268)
Stock repurchase	(38,000)	(38)	(912)	—	(950)
Balance, December 31, 2018	89,382	$89	$2,146	$(1,393,261)	$(1,391,026)

Accompanying notes are an integral part of these financial statements

F-4

MONOGRAM ORTHOPAEDICS INC.

Statements of Cash Flows

	Year	Year
	Ended	Ended
	December 31,	December 31,
	2018	2017

Operating activities
Net loss	$(712,268)	$(658,995)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	—	382
Depreciation	30,957	13,354
Changes in non-cash working capital balances:
Accounts payable	233,207	2,275
Accrued payable – related parties	79,055	—
Accrued interest payable	62,184	23,611
Cash used in operating activities	(306,865)	(619,373)

Investing activities
Purchase of equipment	(154,915)	(151,542)
Cash used in investing activities	(154,915)	(151,542,)

Financing activities
Proceeds from notes payable	1,105,000	900,000
Proceeds from note payable – related parties	43,000	104,000
Proceeds from sale of common stock	—	2,803
Cash provided by financing activities	1,148,000	1,006,803

Increase in cash and cash equivalents during the period	686,220	235,888
Cash and cash equivalents, beginning of the period	235,888	-
Cash and cash equivalents, end of the period	$922,108	$235,888

Cash paid for:
Interest	$—	$—
Income taxes	$—	$—
Non-cash financing activities
Repurchase of common stock by related party	$950	$—

Accompanying notes are an integral part of these financial statements

F-5

MONOGRAM ORTHOPAEDICS INC.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	Description of Business and Summary of Accounting Principles

Description of the Organization

Monogram Orthopaedics Inc. (“Monogram,” “we,” “our,” or the “Company”), incorporated in the state of Delaware on April 21, 2016, is developing a product solution architecture for enabling mass personalization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of patient specific implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America.  The Company’s fiscal year end is December 31. The Company operates from its headquarters in Brooklyn, New York.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company’s deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

F-6

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard as of January 1, 2018, utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of shares outstanding. To the extent that stock options and convertible debt are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. See Note 9 for details of potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2018 and 2017.

Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment, including the Company’s robot, are depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

Asset Impairment

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2018 or 2017.

F-7

General and Administrative Expenses

General and administrative expenses include salaries, travel and office expenses of administrative employees and contractors; software license fees; and other overhead expenses.

Research and Development Costs

Research and development (“R&D”) costs are expensed as incurred and amounted to $31,700 and $48,317 for the years ended December 31, 2018 and 2017, respectively. In 2017, the majority of our R&D expenses were related to costs incurred developing and testing our patient specific hip implant with the UCLA Orthopaedic Biomechanics Laboratory.  The company currently has several R&D initiatives underway including mechanical testing of a patient specific hip, micromotion studies of a patient specific press-fit knee implant, and performance testing of a robot mounted navigation system.

Advertising Costs

Advertising and marketing costs are expensed as incurred and amounted to $3,154 and $3,771 for the years ended December 31, 2018 and 2017, respectively.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the accruals for income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-01 – “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities.”  ASU 2016-01, among other changes, requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income.  This Update also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment.  The amendments in ASU 2016-01 will become effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  We are currently evaluating the effect of the adoption of ASU 2016-01 will have on our consolidated results of operations, financial position or cash flows.

F-8

In February 2016, the FASB issued ASU 2016-02 – “Leases (Topic 842).” Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases.  Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease.  Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.  The amendments in ASU 2016-02 will become effective for fiscal years beginning after December 15, 2018, including interim periods with those fiscal years, for public business entities.  We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our consolidated results of operations, financial position or cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipt and Cash Payments. The new guidance addresses certain classification issues related to the statement of cash flows which will eliminate the diversity of practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for fiscal years beginning after December 2017. Early adoption is permitted. We are currently evaluating the possible impact of ASU 2016-15, but do not anticipate that it will have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In January 2017, the FASB issued ASU No. 2017-01, clarifying the Definition of a Business, which narrows the definition of a business. This ASU provides a screen to determine whether a group of assets constitutes a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as acquisitions. If the screen is not met, this ASU (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create an output and (2) removes the evaluation of whether a market participant could replace missing elements. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. The ASU is effective for annual periods beginning after December 15, 2018. Management determined that the adoption of this guidance will not have a material impact on the financial statements.

F-9

In March 2017 the FASB issued ASU 2017-04 Intangibles—Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. This amendment simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. This update is effective for fiscal years beginning after December 15, 2021. The adoption of ASU No. 2017-04 is not expected to have a material impact on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09 which clarifies the guidance on the modification accounting criteria for share-based payment awards. The new guidance requires registrants to apply modification accounting unless three specific criteria are met. The three criteria are 1) the fair value of the award is the same before and after the modification, 2) the vesting conditions are the same before and after the modification and 3) the classification as a debt or equity award is the same before and after the modification. This update is effective for fiscal years beginning after December 15, 2017 and are to be applied prospectively to new awards granted after adoption. Management determined that the adoption of this guidance will not have a material impact on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2.	Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and as of December 31, 2018, had negative working capital of $1,430,172 and a stockholders’ deficit of $1,391,026. In addition, the Company is unable to meet its obligations as they become due and sustain its operations. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company’s results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management’s plans include:

F-10

1.	Seek to raise equity for working capital purposes and to force conversion of or pre-pay existing debt balances as they become due. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2.	Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management’s plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3.	Equipment

Equipment, net consists of the following as of December 31, 2018 and 2017

	2018	2017

Computer equipment	$27,065	$24,030
Medical equipment	6,142	4,262
Robot	123,250	123,250
Work-in-process equipment	150,000	-
	306,457	151,542
Accumulated depreciation	(44,311)	(13,354)
Equipment, net	$262,146	$138,188

For the years ended December 31, 2018 and 2017, depreciation expense amounted to $30,957 and $13,354, respectively.

4.	Debt

The following table summarizes components debt as of December 31, 2018 and 2017:

	2018	2017

Convertible term notes	$1,925,000	$900,000
Secured convertible term notes	80,000	-
Convertible term notes – related parties	147,000	104,000
Total Debt	$2,152,000	$1,004,000

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All of the notes are convertible and they mature at various times from October 19, 2019 through December 24, 2020, as noted in the table below:

Description	Principal	Maturity Date	Interest Rate	Valuation Cap
Secured term note	$450,000	10/19/2019	6%	$6,000,000
Secured term note	350,000	10/19/2019	6%	$6,000,000
Related party note	28,000	12/31/2019	4%	$6,000,000
Related party note	28,000	12/31/2019	4%	$6,000,000
Related party note	20,000	12/31/2019	4%	$6,000,000
Related party note	28,000	12/31/2019	4%	$6,000,000
Related party note	28,000	1/19/2020	4%	$6,000,000
Secured term note	50,000	12/31/2019	4%	$6,000,000
Secured term note	50,000	12/31/2019	4%	$6,000,000
Related party note	15,000	5/30/2020	4%	$6,000,000
Secured term note	40,000	7/12/2020	6%	$6,000,000
Secured term note	40,000	7/13/2020	6%	$6,000,000
Unsecured term note	25,000	9/18/2020	6%	$10,000,000
Unsecured term note	50,000	11/9/2020	4%	$8,000,000
ZB Capital Partners	700,000	12/31/2019	6%	$6,000,000
ZB Capital Partners	225,000	12/31/2019	6%	$8,000,000
Unsecured term note	25,000	12/24/2020	4%	$10,000,000
Total	$2,152,000

The notes payable are convertible into equity upon the closing of a Financing (as hereinafter defined). The term "Equity Securities" means the class of the Company's preferred stock issued in the Financing. The Equity Securities issued upon conversion of the notes shall be of the same class of Equity Securities purchased by investors in the Financing but shall be designated as a separate series of Equity Securities that shall have the same rights and preferences of the Equity Securities purchased by new purchasers in the Financing, except that the "Original Issue Price" of the series Equity Securities issued to holders of notes, as set forth in the Company's then-current Certificate of Incorporation for the purposes of calculating liquidation preferences, conversion ratios, anti-dilution adjustments, dividends and the like, will be the Conversion Price (as hereinafter defined). Additionally, the note holders shall receive pro rata participation rights with respect to all future equity issuances, subject to customary exceptions, such that each note holder shall have the right to participate in future equity issuances in an amount that permits it to maintain its fully-diluted ownership in the Company after each equity issuance. At that time, all of the principal amount outstanding under the notes and any accrued and unpaid interest thereon shall be converted automatically at the Conversion Price without further action of the note holders into shares of equity securities issued at such Financing. The term "Conversion Price" means an amount equal to the lesser of (i) eighty percent (80%) of the per share price paid in the Financing or (ii) the price equal to the quotient of the amount in the “Valuation Cap” column in the table above, divided by the aggregate number of fully diluted outstanding shares of the Company's common stock, as defined, immediately prior to the initial closing of the Financing. The term "Financing" means any equity financing for the account of the Company involving the issuance and sale of shares of Equity Securities which occurs on or before the notes mature and at which time the aggregate gross proceeds received by the Company (excluding any amounts from the conversion of any of the notes and any other convertible notes previously issued by the Company) equals or exceeds $5,000,000.

F-12

Until the payment or conversion of the entire principal amount of the notes and the payment or conversion of the entire accrued interest thereon, the Company shall not take any of the following actions without the prior written consent of the note holders (which may be granted or withheld in the note holders' discretion):

(a)        consummate any sale of the Company or consent to the consummation of any sale of the Company;

(b)        increase or decrease the total number of authorized shares of common stock of the Company, except in connection with any capital raising securities issuance (including, without limitation, any Financing);

(c)        pay compensation to any employee of the Company in excess of $180,000 per year;

(d)        declare or pay any dividends or make any other distributions to the holders of common stock of the Company;

(e)        change the authorized number of directors of the Company to more than five or less than three;

(f)        incur any future indebtedness in excess of $20,000 in the aggregate other than deferred expenses that the Company and payee thereof agree can be converted into convertible debt, however any additional indebtedness of any kind shall be expressly made subordinate to this Note; or

(g)        change the principal business of the Company or enter into a new line of business.

The secured convertible term notes grant a security interest in and to all of the Company’s right, title and interest the Company’s assets, tangible and intangible, wherever located, whether now existing or acquired in the future, including, but not limited to (i) all fixtures and personal property of every kind; and (ii) all proceeds and products derived from the Company’s assets; and all books and records.

5.	Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

F-13

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB’s ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management’s own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value are as follows:

Cash and cash equivalents, accounts receivable, and accounts payable

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Long-lived Assets

Long-lived assets are measured at fair value on a non-recurring basis and are classified in Level 3 of the fair value hierarchy. The fair value is estimated utilizing unobservable inputs, including appraisals on real estate as well as evaluations of the marketability and potential relocation of other assets in similar condition and similar market areas.

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Debt

At December 31, 2018 and 2017, the Company’s convertible debt was carried at its face value plus accrued interest. Based on the financial condition of the Company, it is impracticable for the Company to estimate the fair value of its short and long-term debt.

The Company has no instruments with significant off-balance sheet risk.

6.	Income Taxes

At December 31, 2018, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $1,400,000 expiring in the years of 2019 through 2034. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar State provisions.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law. The Act makes broad and significantly complex changes to the U.S. corporate income tax system by, among other things; reducing the U.S. federal corporate income tax rate from 35% to 21%, and potentially impacting our net operating loss carryforwards. Given the significant changes resulting from and complexities associated with the Act, the estimated financial impacts for fiscal 2018 are provisional. The ultimate outcome may differ from these provisional amounts, due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued and actions the Company may take as a result of the Act. Actual impacts on the Company’s net operating loss carryforwards are expected to be finalized after the Company's 2018 U.S. corporate income tax return is filed.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2018 and 2017 were as follows:

	2018	2017
Deferred tax assets, net:
Net operating loss carryforwards	$300,000	$240,000
Valuation allowance	300,000	240,000

Net deferred assets	$—	$—

The valuation allowance increased to approximately $300,000 at December 31, 2018, from $240,000 at December 31, 2017.

F-15

The following is a reconciliation of the tax provisions for the years ended December 31, 2018 and 2017 with the statutory Federal income tax rates:

	Percentage of Pre-Tax Income
	2018	2017
Statutory Federal income tax rate	21.0%	34.0%
Loss generating no tax benefit	(21.0)	(34.0)

Effective tax rate	—	—

The Company did not have any material unrecognized tax benefits as of December 31, 2018 and 2017. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months.  The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the years ended December 31, 2018 and 2017. The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending December 31, 2016 through 2018.

7.	Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2018, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Company leases its headquarters under a non-cancelable lease which expires August 31, 2019. For the years ended December 31, 2018 and 2017, rent expense amounted to $35,674 and $51,294, respectively. Future minimum lease payments, which end on August 31, 2019, total $16,800.

8.	Stockholders’ Deficit

The Company is authorized to issue 13,025,000 shares of its common stock, par value $0.001, and 7,250,000 shares of its preferred stock, par value $0.001. 112,096 shares were issued at par value to the founding shareholders in in year ended December 31, 2017. In May 2018, the company purchased all of the 38,000 shares issued to one of the founding shareholders for a payment of $970, which were immediately retired and recorded as unissued stock. The payment was made by the Company’s Chief Executive Officer, and is included in the related parties payable account. As a result of this transaction, the common stock account decreased by $38 and capital in excess of par value decreased by $912. In the year ended December 31, 2017, the Company recorded $382 in stock-based compensation expense for 15,286 shares issued in conjunction with a license agreement.

F-16

On December 20, 2018 the Company issued a 7-year non-dilutive cashless warrant to purchase (i) shares of common stock equal to five percent (5%), calculated on a post-exercise basis, of the fully diluted capitalization of the Company, as of the date or dates of exercise, plus (ii) shares of preferred stock of each class or series of preferred stock of the Company equal to five percent (5%), calculated on a post-exercise basis, of the total issued and outstanding number of preferred shares of the Company, as of the date or dates of exercise. Based upon the Black-Scholes valuation model, with assumptions including: (1) a term of 7 years; (2) a volatility rate of 100% (3) a discount rate of 1.00% and (4) zero dividends, the warrant had a nominal value.

9.	Loss Per Common Share

Loss per common share data was computed as follows:

	2018	2017

Net loss	$(712,268)	$(658,995)

Weighted average common shares outstanding	103,333	87,778
Effect of dilutive securities	—	—
Weighted average dilutive common shares outstanding	103,333	87,778

Earnings (loss) per common share – basic	$(6.89)	$(7.51)

Earnings (loss) per common share – diluted	$(6.89)	$(7.51)

For the year ended December 31, 2018, the Company excluded 4,469 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock from the calculation of net loss per share because the effect would be anti-dilutive. All of the Company’s debt is convertible into shares of common stock, however, the debt cannot be converted until certain contingencies are met. Consequently, any potentially issuable shares of common stock resulting from a debt conversion have not been considered.

10.	Related Party Transactions

The Company has transactions with stockholders or entities related to the stockholders for transactions related to initial start-up activities. Such transactions and balances as of and for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017

Accounts payable	$80,005	$-
Accrued interest payable	$7,227	$1,647
Current portion of long-term debt	$104,000	$-
Long-term debt	$43,000	$104,000

F-17

The Company owes a board member $71,000 and $28,000 in notes payable at December 31, 2018 and 2017, respectively. The same board member is also owed $3,129 and $589 in accrued interest payable, and $26,488 and $0 in accounts payable at December 31, 2018 and 2017, respectively.

The Company owes its Chief Executive Officer $53,488 and $0 in accounts payable at December 31, 2018 and 2017, respectively.

The Company owes its former Chief Executive Officer $76,000 and $76,000 in notes payable at December 31, 2018 and 2017, respectively. The same person is also owed $4,098 and $1,058 in accrued interest payable at December 31, 2018 and 2017, respectively.

11.	Reverse Split

On May 29, 2019, the Company issued to each of its stockholders one share of common stock for every 25 shares of common stock held by such stockholder. The financial statements as of and for the years ended December 31, 2018 and 2017 have been adjusted to give effect to the reverse split.

The table below presents the details of the accounts and disclosures that were impacted by applying the effect of the reverse split to the financial results for the years ended December 31, 2018 and 2017.

	As Originally		Post-Reverse
Year ended December 31, 2018	Reported	Adjustments	Split Amounts
Common stock, $.001 par value	$2,235	$(2,146)	$89
Capital in excess of par value	$—	$2,146	$2,146
Basic and diluted earnings (loss) per share	$(0.28)	$(6.61)	$(6.89)
Weighted average number of basic and diluted shares outstanding	2,583,317	(2,479,984)	103,333

Year ended December 31, 2017
Common stock, $.001 par value	$3,185	$(3,058)	$127
Capital in excess of par value	$—	$3,058	$3,058
Basic and diluted earnings (loss) per share	$(0.30)	$(7.12)	$(7.51)
Weighted average number of basic and diluted shares outstanding	2,194,458	(2,106,680)	87,778

The originally reported number of authorized shares was 4,000,000 shares of common stock. As a result of the restated certificate of incorporation, the Company has authority to issue to 20,275,000 shares, consisting of (a) 13,025,000 shares of common stock, par value of $0.001 per share and (b) 7,250,000 shares of preferred stock, par value $0.001 per share.

12.	Subsequent Events

On February 7, 2019 the Company issued a five-year cashless warrant to purchase $1,000,000 of the Company’s common stock or preferred stock at an exercise price equal to the per-share price, reduced by any fee charged by a third party, of a future financing of $5,000,000 or greater.

On February 11, 2019, the Company issued a $48,000 convertible promissory note to its Chief Executive Officer, in exchange for monies owed to him. The note is issued as part of a series of similar convertible promissory notes referred to above in Note 3, with a valuation cap of $6,000,000, annual interest rate of 4.0% and a maturity date of February 11, 2021.

Subsequent to December 31, 2018, the board of directors authorized a reverse split of the common stock on a 1-for-25 basis, whereby the Company issued to each of its stockholders one share of common stock for every 25 shares of common stock held by such stockholder. The reverse split was effective on May 29, 2019. The financial statements as of and for the years ended December 31, 2018 and 2017 have been adjusted to give effect to the reverse split. In conjunction with the reverse split, the Company filed a restated certificate of incorporation with the state of Delaware increasing the total number of shares of all classes of stock that the Company has authority to issue to 20,275,000 shares, consisting of (a) 13,025,000 shares of common stock, par value of $0.001 per share and (b) 7,250,000 shares of preferred stock, par value $0.001 per share. Notes 8, 9 and 11 above, and the financial statements, have been modified to retrospectively reflect the reverse split.

The Company evaluated subsequent events through February 22, 2019, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements

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